3-28-02

1116888

02030024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2002

PREMIER INTERNATIONAL FOODS PLC
(Translation of registrant's name into English)

Hillsdown House
32 Hampstead High Street
London NW3 1QD England
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☑

To Holders of

$200,000,000 12% Senior Notes due 2009

and

£75,000,000 12¼% Senior Notes due 2009

Annual Financial Report

of

Premier International Foods plc

for the year ended December 31, 2001

This report is being filed in accordance with Section 4.7 of the Indenture, dated August 10, 1999, between Premier International Foods plc ("Premier") and Bankers Trust Company, as Trustee, with respect to the 12¼% Sterling-denominated Senior Notes due 2009 and 12% Dollar-denominated Senior Notes due 2009 (together, the "Notes") issued by Premier.

In this report, unless otherwise specified, "Premier", "we", "us" and "ours" refer collectively to Premier International Foods plc and its consolidated subsidiaries. "Hicks Muse" refers to Hicks, Muse, Tate & Furst Limited and its affiliates. "Hillsdown" means Hillsdown Holdings plc, the entity acquired by Hicks Muse in June 1999, which was subsequently reregistered as a private limited company under the name Hillsdown Holdings Limited. "Premier Financing" refers to Premier Financing Limited, a wholly owned subsidiary of Premier. "Senior Credit Facility" refers to the Senior Facilities Agreement entered into between Premier Financing and Chase Manhattan Bank, Deutsche Bank AG and Salomon Brothers International Limited, as arrangers, The Chase Manhattan Bank, Deutsche Bank AG and Salomon Brothers Holding Company Inc., as underwriters, Chase Manhattan International Limited, as agent and security agent, and Deutsche Bank AG, as documentation agent, on August 10, 1999.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements that are, or may deemed to be, "forward-looking statements" (as defined in the US Private Securities Litigation Reform Act of 1995). These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding Premier's intentions, beliefs or current expectations concerning, among other things, Premier's results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that Premier's actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if Premier's results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

We undertake no obligation to publicly update or publicly revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on Premier's behalf are expressly qualified in their entirety by the cautionary statements referred to above and contained elsewhere in this report.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF PREMIER INTERNATIONAL FOODS PLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss and cash flows, included on pages 2 to 44, present fairly, in all material respects, the financial position of Premier International Foods plc and its subsidiaries at December 31, 2000 and December 31, 2001, and the results of their operations and their cash flows for the years ended December 31, 1999, December 31, 2000 and December 31, 2001 in conformity with accounting principles generally accepted in the United Kingdom. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United Kingdom and auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net loss expressed in pounds sterling for the years ended December 31, 1999, December 31, 2000 and December 31, 2001 and the determination of the consolidated shareholder's deficit at December 31, 2000 and December 31, 2001, to the extent summarised in Note 24 to the consolidated financial statements.

PricewaterhouseCoopers

Chartered Accountants and Registered Auditors

1 Embankment Place

London WC2N 6RH

March 28, 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Note	Year Ended December 31, 1999 £m	2000 £m	2001 £m
Turnover:	Continuing operations		854.3	818.5	845.2
	Discontinued operations		234.8	215.1	4.1
		2,4	1,089.1	1,033.6	849.3
Operating profit:	Continuing operations		54.7	60.1	64.3
	Operating exceptional items	3	(42.4)	(1.6)	(12.2)
			12.3	58.5	52.1
	Discontinued operations		9.4	9.1	(0.8)
	Operating exceptional items	3	(10.0)	-	-
			(0.6)	9.1	(0.8)
		2,4	11.7	67.6	51.3
Non operating exceptional items		3	(12.6)	(5.8)	(26.2)
Profit / (loss) on ordinary activities before interest			(0.9)	61.8	25.1
Interest payable			(26.5)	(71.0)	(57.2)
Interest receivable			3.8	3.1	4.5
Net interest payable		7	(22.7)	(67.9)	(52.7)
Loss on ordinary activities before taxation			(23.6)	(6.1)	(27.6)
Tax on loss on ordinary activities		8	(9.0)	(1.7)	(0.6)
Loss on ordinary activities after taxation			**(32.6)**	**(7.8)**	**(28.2)**
Dividends			-	-	-
Transferred to reserves			(32.6)	(7.8)	(28.2)

The accompanying notes are an integral part of these consolidated financial statements.

Premier International Foods plc

CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2000 £m	December 31, 2001 £m
Fixed assets:			
Intangible assets	9	6.6	17.4
Tangible assets	10	158.9	120.0
Investments	11	0.1	0.2
		165.6	137.6
Current assets:			
Stocks	12	136.2	105.6
Debtors due:			
Within one year	13	164.6	137.1
After more than one year	13	23.7	11.7
Cash at bank and in hand		26.2	27.3
		350.7	281.7
Current liabilities:			
Bank loans, overdrafts and other creditors	14	(239.6)	(199.1)
Net current assets		111.1	82.6
Total assets less current liabilities		276.7	220.2
Non current liabilities:			
Borrowings	15	(478.3)	(375.7)
Other creditors	15	(0.3)	(0.5)
Provisions for liabilities and charges	16	(5.7)	(4.2)
		(484.3)	(380.4)
Net liabilities		(207.6)	(160.2)
Capital and reserves:			
Called up share capital	17	60.0	83.7
Share premium account	17	623.2	623.2
Revaluation reserve	17	4.1	4.0
Profit and loss account	17	(894.9)	(871.1)
Total shareholder's deficit		(207.6)	(160.2)

Signed on behalf of The Board of Directors, who approved the financial statements on March 28, 2002.

KM Buchanan

Director

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Year Ended December 31,		
	1999 £m	2000 £m	2001 £m
Loss for the financial year	(32.6)	(7.8)	(28.2)
Currency translation differences on foreign currency net investments	(4.7)	(1.2)	(1.1)
Cash outflow to fund The Transaction	(298.1)	-	-
Other movements resulting from The Transaction	(3.2)	-	-
Total recognised gains and losses for the period	(338.6)	(9.0)	(29.3)

NOTE OF CONSOLIDATED HISTORICAL COST PROFITS & LOSSES

	Year Ended December 31,		
	1999 £m	2000 £m	2001 £m
Loss on ordinary activities before taxation	(23.6)	(6.1)	(27.6)
Realisation of property revaluation gains of previous year	0.1	0.2	0.1
Historical cost loss on ordinary activities before taxation	(23.5)	(5.9)	(27.5)
Historical cost loss retained after taxation, and dividends	(32.5)	(7.6)	(28.1)

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDER'S FUNDS

	Year Ended December 31,		
	1999 £m	2000 £m	2001 £m
Loss for the financial year	(32.6)	(7.8)	(28.2)
Goodwill transferred to the profit and loss account in respect of disposed businesses	-	-	53.0
Other recognised gains and losses	(4.7)	(1.2)	(1.1)
Share capital issued	-	-	23.7
Cash outflow to fund The Transaction	(298.1)	-	-
Other movements resulting from The Transaction	(3.2)	-	-
Net reduction in shareholder's funds	(338.6)	(9.0)	47.4
Opening shareholder's funds / (deficit)	140.0	(198.6)	(207.6)
Closing shareholder's deficit	(198.6)	(207.6)	(160.2)

The accompanying notes are an integral part of these consolidated financial statements.

Premier International Foods plc

CONSOLIDATED CASH FLOW STATEMENTS

	Note	1999 £m	2000 £m	2001 £m
		Year Ended December 31,		
Net cash inflow from operating activities	(a)	28.7	90.2	81.7
Return on investments and servicing of finance	(b)	(6.2)	(55.6)	(40.1)
Taxation		(16.5)	(3.9)	(1.5)
Capital expenditure and financial investment	(b)	(20.9)	(23.9)	(12.8)
Acquisitions and disposals	(b)	12.9	(0.6)	72.3
Cash inflow / (outflow) before financing		(2.0)	6.2	99.6
Financing:				
Issue of shares	(b)	-	-	23.7
Increase / (reduction) in debt	(b)	223.0	(35.7)	(119.8)
Cash outflow to fund The Transaction		(298.1)	-	-
		(75.1)	(35.7)	(96.1)
Increase / (decrease) in cash in the year		(77.1)	(29.5)	3.5
Reconciliation of net cash flow to movement in net debt				
Increase / (decrease) in cash in the year		(77.1)	(29.5)	3.5
Cash inflow / (outflow) from increased debt and lease financing		(223.0)	35.7	119.8
Change in net debt arising from cash flows		(300.1)	6.2	123.3
New finance leases		(1.2)	-	-
Exchange		-	(10.0)	(3.6)
Movement in net debt in the year		(301.3)	(3.8)	119.7
Net debt at January 1		(185.9)	(461.3)	(470.9)
Net debt pre capitalised debt issuance at December 31		(487.2)	(465.1)	(351.2)
Less capitalised debt issuance costs		25.9	(5.8)	(7.5)
Net debt at December 31		(461.3)	(470.9)	(358.7)

Analysis of movement in net debt

	At December 31, 2000 £m	Cash flow £m	Capitalised debt Issuance costs £m	Exchange £m	At December 31, 2001 £m
Bank overdrafts	(3.1)	2.4	-	-	(0.7)
Cash balances and demand deposits	26.2	1.1	-	-	27.3
Net cash	23.1	3.5		-	26.6
Debt due after 1 year	(493.0)	112.4	-	(3.6)	(384.2)
Debt due within 1 year	(20.0)	6.5	-	-	(13.5)
Capitalised debt issuance costs	20.1	-	(7.5)	-	12.6
Net borrowings	(469.8)	122.4	(7.5)	(3.6)	(358.5)
Finance leases	(1.1)	0.9	-	-	(0.2)
Net debt	(470.9)	123.3	(7.5)	(3.6)	(358.7)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENTS

	1999 £m	Year Ended December 31, 2000 £m	2001 £m
(a) Reconciliation of operating profit to operating cash flows			
Operating profit before exceptional items	64.1	69.2	63.5
Depreciation of tangible fixed assets	23.6	22.0	16.1
Amortisation of intangible fixed assets	-	0.3	0.5
Amortisation of pension prepayment	-	-	2.0
Cash flow relating to restructuring	(63.4)	(13.9)	(13.5)
Other exceptional cash flows	-	(1.3)	-
(Increase) / decrease in stocks	6.4	11.3	17.8
(Increase) / decrease in debtors	7.7	(0.3)	(9.6)
Increase / (decrease) in creditors	(7.3)	3.4	6.0
Exchange movement in working capital	(2.4)	(0.5)	(1.1)
Net cash inflow from operating activities	28.7	90.2	81.7

(b) Analysis of cash flows for headings netted in the cash flow statement

	1999 £m	Year Ended December 31, 2000 £m	2001 £m
Return on investments and servicing of finance			
Interest received	1.2	3.0	4.5
Interest paid	(7.4)	(58.4)	(44.5)
Interest element of finance lease rental payments	-	(0.2)	(0.1)
Return on investments and servicing of finance	(6.2)	(55.6)	(40.1)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(23.0)	(26.5)	(20.1)
Sale / (purchase) of investments	-	0.2	(0.1)
Sale of tangible fixed assets	2.1	2.4	7.4
Capital expenditure and financial investment	(20.9)	(23.9)	(12.8)
Acquisitions and disposals			
Purchase of subsidiary undertakings	(16.2)	(0.6)	(28.7)
Cash acquired with subsidiary undertakings	(1.1)	-	(0.8)
Sale of subsidiary undertakings	8.9	-	101.8
Cash eliminated on sale of subsidiary undertakings	21.3	-	-
Acquisitions and Disposals	12.9	(0.6)	72.3
Financing			
Increase / (decrease) in debt due within a year	11.3	8.7	(6.5)
Increase / (decrease) in debt due beyond a year	525.9	(42.9)	(112.4)
Balances with Hillsdown Holdings Group	(313.2)	-	-
Issue of shares	-	-	23.7
Capital element of finance lease rental payments	(1.0)	(1.5)	(0.9)
Financing	223.0	(35.7)	(96.1)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Policies

FRS 18, 'Accounting policies'

FRS 18 replaces SSAP 2 to reflect updated thinking in the ASB's "Statement of Principles for Financial Reporting" ("SoP"). It redefines 'accounting policies' and distinguishes them from 'estimation techniques' for measuring items in financial statements. The four 'fundamental accounting concepts' of SSAP 2 (that is, going concern, accruals, consistency and prudence) are replaced by a framework that requires accounting policies to be selected against the qualities set out in the SoP, namely relevance, reliability, comparability and understandability. Premier has implemented FRS 18 in 2001 and management has reviewed and revised Premier's accounting policies accordingly (see *"Turnover"*).

The following accounting policies have been applied consistently in dealing with the items which are considered to be material in relation to Premier's financial statements.

Basis of Accounting

The consolidated financial statements have been prepared in accordance with applicable accounting standards in the United Kingdom, under the historical cost convention.

Basis of consolidation

The Transaction

On August 10, 1999 affiliates of Hicks, Muse, Tate & Furst Limited (together with its affiliates "Hicks Muse") acquired all the outstanding shares of Hillsdown Holdings plc ("Hillsdown") for cash. Hillsdown was a holding company with operating subsidiaries engaged in the grocery, furniture and poultry businesses. As part of this acquisition, Hillsdown undertook a reorganisation in which it transferred its furniture and poultry businesses to other entities controlled by Hicks Muse, and Hillsdown was recapitalised as a grocery business on a stand-alone basis.

Premier International Foods plc ("Premier") was formed as a vehicle for obtaining financing through the issue of debt securities. Premier Financing Limited ("Premier Financing") was formed as a vehicle for obtaining senior debt financing. Premier Financing Limited is a wholly owned subsidiary of Premier. Premier was owned by the same affiliates of Hicks Muse as Hillsdown.

On October 29, 1999, Hillsdown undertook a further reorganisation in which it was gifted 100% of the ordinary share capital of Premier by HMTF Premier Limited and in turn Hillsdown transferred all of its subsidiaries (with the exception of JJ Yates & Co Limited and Citadel Insurance Limited) to Premier for which it received in consideration £60,000,000 of newly issued ordinary shares in Premier. Premier in turn transferred those subsidiaries to Premier Financing for which it received in consideration £60,000,000 of newly issued ordinary shares in Premier Financing. In each case, the excess of the book value of the investment of £683.2m over the £60.0m of share capital issued has been recorded as share premium. The difference between the £140.0m of net assets recorded at December 31, 1998 and the recapitalisation of £683.2m has been taken to the profit and loss account reserve. The reserves which equate to the net assets at December 31, 1998 have been classified as revaluation reserves or profit and loss account reserve as appropriate.

The above events are referred to hereafter as "The Transaction".

Consolidated financial statements for 1999

The results of Premier for the year ended December 31, 1999 and the balance sheet at December 31, 1999 have been consolidated on the basis that Premier acquired its subsidiaries, with the exception of Jonker Fris and Boin, on January 1, 1999. Jonker Fris and Boin have been consolidated into the Premier group on the basis that Premier acquired them at the date that they became part of the Hillsdown group. Premier's intercompany transactions with other Hillsdown divisions and the head office of Hillsdown during that period are disclosed as "Group" transactions.

Consolidated financial statements for 2000 and 2001

The results of Premier for the years ended and the balance sheets at December 31, 2000 and December 31, 2001 have been consolidated in accordance with applicable accounting standards in the United Kingdom, under the historical cost convention.

Consolidated financial statements for 1999, 2000 and 2001

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United Kingdom requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Premier is allocated overhead costs relating to Hillsdown's shared administrative functions based on central management's estimate of the time involved in supporting each of the groups that Hillsdown provides those administrative functions to. The allocated costs are included in general administrative and other expenses in the Consolidated profit and loss account. Management believes that such allocation methodology is reasonable. The expenses allocated to Premier for these services are not necessarily indicative of the expenses that would have been incurred if Premier had been a separate independent entity. In 1999, 2000 and 2001 Premier has been recharged £1.7m, £0.9m and £0.2m by Hillsdown Holdings Limited in respect of the shared administrative functions. The decrease in the recharge to Premier by Hillsdown is primarily the result of Premier incurring costs directly that previously would have been incurred by Hillsdown.

Employees of Premier companies are members of a number of defined benefit pension schemes. Each of Premier's operating companies directly funds the schemes based on the actual pension cost for its employees in accordance with the funding levels as determined by the scheme's actuaries. There are no recharges or allocations of costs from Hillsdown.

Goodwill

In accordance with FRS 10, purchased goodwill, being the excess of the fair value of the purchase consideration over the fair value of the separable net tangible assets of businesses acquired, is capitalised and amortised over the shorter of its estimated useful life and 20 years on a straight line basis. Prior to 1998, goodwill arising on the acquisition of subsidiary undertakings was written off to reserves in the year of acquisition. On the subsequent disposal or termination of a business acquired prior to 1998, the profit or loss on disposal or termination is calculated after charging the gross amount of any related goodwill previously taken to reserves.

Turnover

Turnover is the value of sales, excluding transactions with or between wholly owned subsidiaries, after deduction of sales rebates, value added tax and other taxes directly attributable to turnover. Sales are recognised upon receipt of confirmation that the goods shipped have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured. Shipping and handling costs are included in selling and distribution costs. The review of accounting policies required by FRS 18 identified that certain sales deductions would be more appropriately classified as a reduction in "sales" rather than "cost of sales" and certain promotional expenditure would be more appropriately classified as "selling and distribution costs" rather than a reduction in "sales". This change of policy has been adopted and the comparatives for 1999 and 2000 restated accordingly.

Research and Development

Research and development expenditure is expensed in the year in which it is incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Depreciation and Amortisation

Freehold land is not depreciated. Long and short leasehold property is amortised over the terms of the leases from the date the property is brought into use.

Other fixed assets are depreciated over their estimated useful lives on a straight-line basis at rates sufficient to reduce them to their estimated residual value. Such estimated useful lives are:

Freehold land	- Not depreciated
Freehold buildings	- 20 to 50 years
Plant and machinery	- 3 to 15 years
Vehicles	- 3 to 5 years.

When properties are revalued, the depreciation thereafter provided is based on the revalued depreciable amounts.

In accordance with FRS 11, where assets are impaired as a result of market factors, write downs are charged initially against any related revaluation reserve until historic cost is reached and thereafter charged to operating profit.

Fixed Asset Investments

Investments held as fixed assets are stated at cost less any provision for impairment in their value.

Leasing

Finance leases relating to significant items of plant, machinery and vehicles have been capitalised and depreciated in accordance with Premier's depreciation policy, subject to a maximum period of the term of the lease. The capital element of future lease payments is included in other creditors. Payments under operating leases are charged wholly to the profit and loss account in the year in which they are incurred.

Where a leasehold property which has substantially ceased to be used for the purpose of the business is sublet, full provision is made for the future costs of the property less recoverable amounts.

Stocks

Stocks are valued at the lower of cost and net realisable value. No interest is included but, where appropriate, cost includes production and other attributable overhead expenses. Cost is calculated on a first-in-first-out basis by reference to the invoiced value of supplies and attributable costs of bringing stocks to their present location and condition.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into Sterling at rates of exchange ruling at the end of the financial year, and the results of overseas subsidiaries are translated at the average rate of exchange ruling during the year. Differences on exchange arising from the retranslation of the opening net investment in subsidiary undertakings, and from the translation of the results of those companies at an average rate are taken to reserves. Where foreign currency borrowings are used to finance or hedge equity investments, the gain or loss arising on translation of these matched borrowings is also taken to reserves. All other exchange differences are dealt with through the profit and loss account.

Deferred Tax

Provision for deferred tax is calculated, in accordance with SSAP 15, on the liability method for deferred tax resulting from short term timing differences between profits computed for tax purposes and profits as stated in the consolidated financial statements. Provision is made for deferred tax on other timing differences, including pension prepayments and post retirement benefits, only to the extent that it is probable that an actual liability will crystallise.

FRS 19 introduces a form of 'full' provision for accounting for deferred tax (called 'incremental liability' approach) that replaces the 'partial' provision method in SSAP 15. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of the reversal of those timing differences. Premier will implement FRS 19 in its financial year commencing January 1, 2002.

Government Grants

Government grants on capital expenditure are credited to a deferral account and are released to revenue by equal annual amounts over the life of the asset to which they relate. Other grants are released to revenue over the life of the projects to which they relate.

Pension Costs

The pension costs relating to Premier pension schemes are assessed in accordance with the advice of independent qualified actuaries. The amounts so determined include the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

FRS 17, 'Retirement benefits'

FRS 17 introduces a completely different approach to accounting for defined benefit pension schemes. At each year end the pension scheme assets are measured at market value, the pension scheme liabilities are measured at a present value using a specified actuarial valuation method and discounted at a corporate bond rate, and the resulting surplus or deficit is shown on the company's balance sheet. The FRS redefines what should be reported as operating costs, including an annual 'current service cost' (which is no longer reduced or increased by spreading forward surpluses or deficits). The expected return on scheme assets less the notional interest cost on the scheme liabilities is included as other finance costs (or income) adjacent to interest. Actuarial gains and losses from year to year are to be recognised immediately in the Statement of Total Recognised Gains and Losses. Pension costs continue to be recognised and measured in accordance with SSAP 24 "Accounting for Pension Costs". FRS 17 requires that accounts ending after 22 June 2001 give additional balance sheet disclosure in order to provide adequate future data comparatives when FRS 17 is fully implemented. Premier has provided this information separately within the financial statements. The new UK accounting standard FRS 17 "Retirement Benefits" will be fully adopted in the financial statements for the year ending 31 December 2003 which is in accordance with FRS 17.

Post Retirement Benefits

Premier provides certain additional post retirement and unfunded pension benefits principally for employees in continental Europe. The estimated cost of providing such benefits is charged against profits on a systematic basis over the employees' working lives within Premier.

Exceptional Items

Exceptional items are those that need to be disclosed by virtue of their size or incidence. Such items are included within operating profits unless they represent profits or losses on the sale or termination of an operation, costs of a fundamental reorganisation or restructuring having a material affect on the nature and focus of Premier's business, or profits or losses on the disposal of fixed assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Cash and Liquid Resources

Short term cash deposits, which can be called on demand or without notice without any material penalty are included within cash balances within the consolidated balance sheet and consolidated cash flow statements.

Debt issuance costs

Costs relating to the issuance of debt are capitalised and amortised over the period of the debt, in line with the amortisation of the debt, in accordance with FRS 4.

Financial Instruments

Derivative financial instruments utilised by the company comprise interest rate swaps and options, cross currency swaps, forward foreign exchange contracts and currency options. All such instruments are used for hedging purposes to alter the risk profile of an underlying exposure faced by Premier. Interest rate swap settlements are recognised as adjustments to interest expense over the term of the underlying instrument and exchange gains or losses are recognised on the maturity of the underlying transaction.

2. Analysis of Continuing Operations

	1999						
	Continuing operations before operating exceptional items	Operating exceptional items in continuing operations	Continuing operations after operating exceptional items	Discontinued operations before operating exceptional items	Operating exceptional items in discontinued operations	Discontinued operations after operating exceptional items	Total operations after operating exceptional items
	£m	£m	£m	£m	£m	£m	£m
Turnover	854.3	-	854.3	234.8	-	234.8	1,089.1
Cost of sales	(653.1)	-	(653.1)	(184.4)	-	(184.4)	(837.5)
Gross profit	201.2	-	201.2	50.4	-	50.4	251.6
Selling & distribution	(118.6)	-	(118.6)	(32.5)	-	(32.5)	(151.1)
Administrative	(27.9)	(42.4)	(70.3)	(8.5)	(10.0)	(18.5)	(88.8)
Net operating expenses	(146.5)	(42.4)	(188.9)	(41.0)	(10.0)	(51.0)	(239.9)
Operating profit	54.7	(42.4)	12.3	9.4	(10.0)	(0.6)	11.7

	2000				2001			
	Continuing operations	Operating exceptional items	Discontinued operations	Total	Continuing operations	Operating exceptional items	Discontinued operations	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Turnover	818.5	-	215.1	1,033.6	845.2	-	4.1	849.3
Cost of sales	(620.4)	-	(168.4)	(788.8)	(657.2)	(0.9)	(3.7)	(661.8)
Gross profit	198.1	-	46.7	244.8	188.0	(0.9)	0.4	187.5
Selling & distribution	(113.4)	-	(29.5)	(142.9)	(97.6)	(2.5)	(0.5)	(100.6)
Administrative	(24.6)	(1.6)	(8.1)	(34.3)	(26.1)	(8.8)	(0.7)	(35.6)
Net operating expenses	(138.0)	(1.6)	(37.6)	(177.2)	(123.7)	(11.3)	(1.2)	(136.2)
Operating profit	60.1	(1.6)	9.1	67.6	64.3	(12.2)	(0.8)	51.3

The discontinued operations principally relate to Holco BV, which was sold in March 1999, Chivers Ireland, which was sold in November 1999, The Horizon Biscuit Company Ltd, which was sold in January 2001, and FE Barber Limited (trading as Kingsland Wines & Spirits) which was sold in February 2001. The comparatives for 1999 and 2000 have been restated accordingly.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Restatement of 1999 and 2000 sales, cost of sales and selling and distribution costs

As described in Note 1, certain sales deductions have been reclassified as a reduction in "sales" rather than "cost of sales" and certain promotional expenditure has been reclassified as "selling and distribution costs" rather than a reduction in "sales". This change of policy has been adopted and the comparatives for 1999 and 2000 restated accordingly, and the effect is set out below:

	1999 £m	2000 £m
Sales		
Reported in Annual Financial Report for the year ended December 31, 2000	1,096.2	1,036.4
Reduction in sales reclassified as selling and distribution costs	9.9	9.2
Cost of sales reclassified as reduction in sales	(17.0)	(12.0)
Reported in Annual Financial Report for the year ended December 31, 2001	1,089.1	1,033.6
Cost of sales		
Reported in Annual Financial Report for the year ended December 31, 2000	854.5	800.8
Cost of sales reclassified as reduction in sales	(17.0)	(12.0)
Reported in Annual Financial Report for the year ended December 31, 2001	837.5	788.8
Marketing costs		
Reported in Annual Financial Report for the year ended December 31, 2000	141.2	133.7
Reduction in sales reclassified as selling and distribution costs	9.9	9.2
Reported in Annual Financial Report for the year ended December 31, 2001	151.1	142.9

3. Exceptional Items

The principal components of exceptional items are as follows:

	1999 £m	2000 £m	2001 £m
Operating exceptional items:			
Continuing operations:			
Closure of factories, and costs of production integration	(13.2)	-	-
Restructuring of production facilities	(16.0)	(1.6)	(3.5)
Restructuring of distribution arrangements	-	-	(4.2)
Restructuring of administration facilities	-	-	(4.5)
Fees relating to The Transaction	(13.2)	-	-
	(42.4)	(1.6)	(12.2)
Discontinued operations:			
Restructuring of production facilities	(8.3)	-	-
Other discontinued exceptional items	(1.7)	-	-
Total operating exceptional items	(52.4)	(1.6)	(12.2)
Non operating exceptional items:			
Fundamental reorganisation	(5.6)	-	-
Loss on sale or termination of discontinued operations	(1.9)	(4.2)	(29.6)
Profit / (loss) on sale of fixed assets	(5.1)	(1.6)	3.4
Total non operating exceptional items	(12.6)	(5.8)	(26.2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4. Summary Segmental analysis

	Turnover by reporting unit		
	1999	2000	2001
	£m	£m	£m
Canned foods, pickles and sauces	321.6	337.6	362.4
Beverages	223.3	193.8	175.6
Preserves	143.5	135.0	133.8
Potatoes	135.6	132.5	157.3
Other	30.3	19.6	16.1
Continuing operations	854.3	818.5	845.2
Discontinued operations	234.8	215.1	4.1
Total	1,089.1	1,033.6	849.3

Premier has restructured its operations during 1999 and 2000 to form a unified grocery products business. The product groups shown have shared administrative functions and the operating assets are not separable. Therefore, further segmental analysis of operating profit and operating assets is not possible.

The pickles and sauces operations have been reclassified from the preserves reporting unit into the reporting unit with canned foods following a change in management reporting lines in 2001.

The 1999 and 2000 comparatives have also been restated to reflect a change in the classification of certain sales deductions and which have now been reclassified from a deduction from sales to marketing costs or from cost sales to sales (see Note 2).

	Turnover by geographical origin			Turnover by geographical market		
	1999	2000	2001	1999	2000	2001
	£m	£m	£m	£m	£m	£m
United Kingdom	724.1	694.9	723.4	698.1	681.9	712.3
Mainland Europe	130.2	123.6	121.8	148.2	129.3	124.4
Other countries	-	-	-	8.0	7.3	8.5
Continuing operations	854.3	818.5	845.2	854.3	818.5	845.2
Discontinued operations	234.8	215.1	4.1	234.8	215.1	4.1
Total	1,089.1	1,033.6	849.3	1,089.1	1,033.6	849.3

	Operating profit by geographical origin			Operating assets by geographical origin	
	1999	2000	2001	2000	2001
	£m	£m	£m	£m	£m
United Kingdom	52.0	58.7	62.5	160.3	176.3
Mainland Europe	2.7	1.4	2.3	26.1	22.0
Other countries	-	-	(0.5)	-	
Continuing operations	54.7	60.1	64.3	186.4	198.3
Operating exceptional items (Note 3)	(52.4)	(1.6)	(12.2)	-	-
Discontinued operations	9.4	9.1	(0.8)	76.9	0.2
Total	11.7	67.6	51.3	263.3	198.5
Net debt				(470.9)	(358.7)
				(207.6)	(160.2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Profit on Ordinary Activities Before Taxation

	1999 £m	2000 £m	2001 £m
The profit before tax was arrived at after charging:			
Depreciation of fixed assets			
Owned assets	23.0	21.0	15.9
Leased assets	0.6	1.0	0.2
Amortisation of intangible assets	-	0.3	0.5
Auditors remuneration			
Audit services	0.3	0.3	0.3
Non audit services	0.9	0.4	0.4
Operating lease payments			
Plant and machinery	7.0	5.9	4.3
Land and buildings	2.3	2.5	1.7
Research and development	0.6	0.5	0.4

6. Employees

Employee remuneration and related costs (including directors' emoluments) were as follows:

	1999 £m	2000 £m	2001 £m
Wages and salaries	142.4	133.5	90.0
Social security costs	13.9	12.0	9.0
Other pension costs	6.0	3.7	2.7
	162.3	149.2	101.7

The average number of employees during the period was as follows:

	1999	2000	2001
Management	724	476	343
Administration	568	490	586
Production, distribution and other	5,806	5,624	3,288
	7,098	6,590	4,217

Pensions

Premier participates in a number of Hillsdown pension schemes (principally the HF scheme, the HF No 2 scheme and the Premier Brands pension plan), the majority of which are funded defined benefit schemes; there are in addition a small number of company defined contribution schemes, personal pension schemes and life assurance only arrangements. The scheme funds are administered by trustees and are independent of Premier's finances. The schemes invest in a mixture of UK and European equities and corporate and government bonds.

The total pension cost for Premier in 1999, 2000 and 2001 has been assessed in accordance with the advice of independent qualified actuaries, using the Projected Unit Method. Actuarial assessments of the schemes were made during 2001 with the principal actuarial assumptions being that the rate of discount of liabilities is 3% more than wage inflation and 4% more than pension increases. Allowance was made for pensions in payment to increase as required by statute and in accordance with the rules of the schemes, and also to reflect Hillsdown's and Premier's policies. Assets were valued using a market value approach.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At the date of the latest actuarial assessments, the total market value of the assets was £225.0m and the actuarial value of the assets was sufficient to cover 110% of the benefits that had accrued to members after fully allowing for future salary increases. The normal cost of Premier's defined benefit pension schemes was £3.9m (2000: £7.7m, 1999: £5.7m) which, after amortisation of the remaining unrecognised surplus, resulted in a net defined benefit pensions expense of £2.0m (2000: £3.4m, 1999: £5.7m). Premier has not contributed to the schemes during 2001, due to the scheme surplus, therefore the net defined benefit pensions expense of £2.0m comprises an amortisation of the pension prepayment of £2.0m. In 1999 and 2000 cash contributions by Premier to the schemes equated to the net defined benefit pensions expense and therefore no amortisation of the pension prepayment was required. The cost of the defined contribution schemes was £0.7m (2000: £0.3m, 1999: £0.3m).

The pension prepayment at December 31, 2001 was £10.8m (2000: £22.8m), which represents the accumulated difference between the pension cost and employer contributions. The reduction in the prepayment of £12.0m comprises £10.0m which related to Horizon Biscuits Limited which was disposed of in January 2001, and the amortisation in 2001 of £2.0m.

Premier also operates plans in continental Europe which provide employees with certain post retirement and unfunded pension benefits. The liabilities in respect of these benefits amounted to £0.6m at December 31, 2001 (2000: £0.8m).

FRS 17 Disclosures

FRS 17 'Retirement benefits' came into effect during 2001. The following items are recorded under the transitional disclosure requirements of FRS 17, and should be read in conjunction with the pension disclosures in accordance with SSAP 24 recorded above. Full actuarial assessments of the schemes were made during 2001, and have been updated by an independent qualified actuary as at December 31, 2001. The major assumptions used by the actuary were:

Rate of increase in salaries	3.0%
Rate of increase in pensions in payment	2.0%
Discount rate	6.0%
Inflation assumption	2.0%

The assets in the scheme and the expected rate of return were:

Asset	**Expected rate of return**	**Market value £m**
Equities	7.4%	145.5
Bonds	6.5%	62.4
Other	4.0%	4.7
Total market value of scheme assets	7.0%	212.6

The following amounts at December 31, 2001, were measured in accordance with the requirements of FRS 17.

	£m
Total market value of scheme assets	212.6
Present value of scheme liabilities	(215.1)
Deficit in the schemes	(2.5)
Related deferred tax asset	0.8
Net pension liability	(1.7)

If the above amounts had been recognised in the financial statements, the group's net liabilities and profit and loss reserve at December 31, 2001, would be as follows:

	£m
Net liabilities excluding pension liability	(160.2)
Pension prepayment recognised under SSAP 24	(10.8)
Net pension liability recognised under FRS 17	(1.7)
Net liabilities including pension liability	(172.7)
Profit and loss reserve excluding pension liability	(871.1)
Pension prepayment recognised under SSAP 24	(10.8)
Pension reserve	(1.7)
Profit and loss reserve including pension liability	(883.6)

Directors' emoluments

Aggregate emoluments paid to Directors by group companies in respect of services to Premier and its subsidiaries totalled £2.6m (2000: £2.4m, 1999: £1.0m) for the year, including £0.8m of compensation for loss of office. Retirement benefits accrue to three Directors under defined benefit schemes. The highest paid Director was paid £1.0m (2000: £1.0m, 1999: £0.5m).

7. Net Interest Payable

	1999 £m	2000 £m	2001 £m
Bank loans and overdrafts	17.1	55.0	46.0
Exchange movement on US Dollar denominated bond	-	10.0	3.6
Amortisation of capitalised debt issuance costs	2.4	5.8	7.5
Finance leases	0.2	0.2	0.1
Group interest payable	6.8	-	-
Total interest payable	26.5	71.0	57.2
External interest receivable	1.2	3.1	4.5
Group interest receivable	2.6	-	-
Total interest receivable	3.8	3.1	4.5
Net interest payable	22.7	67.9	52.7

Group interest payable and receivable represents interest payable to and receivable from Hillsdown Holdings Limited prior to The Transaction in 1999.

8. Tax on Loss on Ordinary Activities

	1999 £m	2000 £m	2001 £m
Premier and subsidiary undertakings:			
UK Corporation tax at 30.0% (2000: 30.0%, 1999: 30.25%)			
Current year	5.7	0.7	0.8
Prior year	-	0.8	(0.2)
Overseas tax	1.0	0.2	-
Deferred tax	2.3	-	-
Tax on profit on ordinary activities	9.0	1.7	0.6

The principal items affecting the tax charge are exceptional items not allowable for tax purposes. Tax relief on exceptional items in the year was £2.5m (2000: £0.5m, 1999: £4.2m).

9. Intangible Assets

	Goodwill £m	Trademarks £m	Total £m
Cost at January 1, 2001	6.9	-	6.9
Additions	3.8	7.5	11.3
Cost at December 31, 2001	10.7	7.5	18.2
Amortisation at January 1, 2001	0.3	-	0.3
Charge for the year	0.4	0.1	0.5
Amortisation at December 31, 2001	0.7	0.1	0.8
Net book value at December 31, 2001	10.0	7.4	17.4
Net book value at December 31, 2000	6.6	-	6.6

The addition to goodwill during 2001 is in respect of the acquisitions of the canned foods, pickles and sauces businesses of Stratford on Avon Foods Limited ("SonA"), the "Lift" instant lemon tea business ("Lift") from Northern Foods plc and the "Nelsons of Aintree" preserves manufacturing business ("Nelsons") from AB Technology Limited. The goodwill arising on these acquisitions will be amortised over a period of 20 years. The trademark addition is in respect of the "Lift" instant lemon tea trademark. This trademark will be amortised over a period of 20 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. Tangible Fixed Assets

	Freehold Land & Buildings £m	Long Leasehold Properties £m	Short Leasehold Properties £m	Plant & Machinery £m	Total £m
Cost or valuation at January 1, 2001	77.1	3.7	0.8	279.9	361.5
Additions	1.5	-	-	18.6	20.1
Acquisition / (disposal) of subsidiaries	(11.0)	-	-	(84.2)	(95.2)
Disposals	(5.0)	-	-	(0.4)	(5.4)
Exchange adjustments	(0.2)	-	-	(0.8)	(1.0)
Cost or valuation at December 31, 2001	62.4	3.7	0.8	213.1	280.0
Depreciation at January 1, 2001	14.6	0.6	0.3	187.1	202.6
Charge for the year	1.7	-	0.1	14.3	16.1
Acquisition / (disposal) of subsidiaries	(0.7)	-	-	(55.9)	(56.6)
Disposals	(1.0)	-	-	(0.4)	(1.4)
Exchange adjustments	(0.1)	-	-	(0.6)	(0.7)
Depreciation at December 31, 2001	14.5	0.6	0.4	144.5	160.0
Net Book Value at December 31, 2001	47.9	3.1	0.4	68.6	120.0
Net Book Value at December 31, 2000	62.5	3.1	0.5	92.8	158.9
The cost or valuation of depreciable assets included above at December 31, 2001	16.9	3.7	0.8	213.1	234.5
Analysis of cost or valuation at December 31, 2001					
Cost	58.4	3.7	0.8	213.1	276.0
Valuation	4.0	-	-	-	4.0
	62.4	3.7	0.8	213.1	280.0

Included in long leasehold property at December 31, 2001 were capitalised finance leases with a net book value of £0.3 (2000: £0.3m). Depreciation charged during the year on these assets was £nil (2000: £nil, 1999: £nil). Included in plant & machinery at December 31, 2001 were capitalised leases with a net book value of £0.2m (2000: £2.5m). Depreciation charged during the year on these assets was £0.2m (2000: £0.9m, 1999: £0.6m).

Premier has implemented FRS 15, "Tangible and intangible fixed assets" in 2000. Premier has taken advantage of the transitional arrangements relating to previously revalued assets and has not revalued those assets held at valuation. Premier's freehold and long leasehold properties in the UK and Eire were revalued on the basis of open market value for existing use by Bidwells at December 31, 1990. The historical cost of revalued assets at December 31, 2001 was £0.1m. The valuations were undertaken in accordance with the manual of the Royal Institute of Chartered Surveyors. The book values of these properties were adjusted to their valuations during the relevant financial period and the resultant net surplus credited to the revaluation reserve.

	2000 £m	2001 £m
Capital expenditure commitments		
Expenditure contracted for but not provided in the consolidated financial statements	2.5	0.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. Fixed Asset Investments

Unlisted investments	£m
At January 1, 2001	0.1
Additions	0.1
At December 31, 2001	0.2
Provisions at December 31, 2000 and 2001	-
Net book value at December 31, 2001	0.2
Net book value at December 31, 2000	0.1

12. Stocks

	2000 £m	2001 £m
Raw materials	42.7	34.5
Work in progress	7.2	5.9
Finished goods and goods for resale	86.0	65.2
Other stocks	0.3	-
	136.2	105.6

13. Debtors

	2000 £m	2001 £m
Due within one year:		
Trade debtors, net of provisions	136.6	114.6
Other debtors including VAT	25.4	19.8
Prepayments	2.6	2.7
	164.6	137.1
Due after more than one year:		
Other debtors and pension prepayments	23.7	11.7
Total debtors	188.3	148.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14. Creditors Due Within One Year

	2000 £m	2001 £m
Senior Credit Facility due within one year	20.0	13.4
Other bank loans and overdrafts	3.1	0.8
Capitalised debt issuance costs	(5.4)	(4.1)
	17.7	10.1
Trade creditors	124.6	139.0
Corporation taxes	6.8	6.8
Other taxes and social security	12.3	5.9
Finance lease obligations	0.9	0.1
Amounts due to parent company	3.1	3.4
Other creditors	9.4	10.5
Interest accruals	9.3	10.8
Other accruals	55.5	12.5
	239.6	199.1

15. Creditors Due After More Than One Year

	2000 £m	2001 £m
Borrowings:		
Unsecured subordinated US$200m 12.0% Senior Notes due 2009	133.8	137.4
Unsecured subordinated £75m 12.25% Senior Notes due 2009	75.0	75.0
Capitalised debt issuance costs	(5.5)	(3.3)
	203.3	209.1
Senior Credit Facility	283.8	163.9
Capitalised debt issuance costs	(9.2)	(5.2)
	274.6	158.7
Loan from related party	-	7.6
Other unsecured loans	0.4	0.3
	0.4	7.9
	478.3	375.7
Other creditors:		
Finance lease obligations:		
Due between one and five years	0.2	0.1
Government grants in respect of capital expenditure	0.1	0.4
	0.3	0.5

The loan from related party is from HMTF Poultry, an affiliated company, does not bear interest and is repayable in full on December 31, 2006.

The maturity profiles of borrowings and finance lease obligations is shown in Note 20.

Description of Senior Credit Facility and Subordination Arrangements

Senior Credit Facility

In connection with the Transaction, Premier Financing entered into a Senior Credit Facilities Agreement with Chase Manhattan plc, Deutsche Bank AG London and Salomon Brothers International Limited, as arrangers, The Chase Manhattan Bank, Deutsche Bank AG and Salomon Brothers Holding Company Inc., as underwriters, Chase Manhattan International Limited, as agent and security agent, and Deutsche Bank AG, as documentation agent (the "Senior Credit Facility"). Under the Senior Credit Facility, a syndicate of financial institutions made £420.0m of senior secured credit facilities available to Premier Financing. These facilities have been reduced in line with repayments made. At December 31, 2001, the facilities available to Premier amounted to £302.3m.

Structure

The Senior Credit Facility provides for £302.3m of loan facilities comprising (i) the Refinancing Facilities consisting of Refinancing A and Refinancing B Facilities and (ii) the Working Capital Facility (each as described below) and the ancillary facilities which may be provided therein.

The Refinancing A Facility is for an amount of up to £121.3m and the Refinancing B Facility is for an amount of up to £56.0m. At December 31, 2001, £121.3m was outstanding on the Refinancing A Facility and £56.0m was outstanding on the Refinancing B Facility.

The Working Capital Facility in the amount of up to £125.0m is available in pounds sterling or the equivalent in certain foreign currencies in the form of revolving advances and a letter of credit facility, which is to be used for general corporate purposes. At December 31, 2001, no advance had been drawn down under the Working Capital Facility and £18.3m was utilised for general corporate purposes.

Interest Rates and Fees

Interest on advances under the various facilities is payable at the rate per annum equal to LIBOR (or EUROBOR for euros) plus applicable mandatory liquid asset costs plus the following applicable margins in relation to the facilities:

- 2.25% per annum reducing on the basis of a ratchet reducing in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios for the Refinancing A Facility. At December 31, 2001, the margin applied to LIBOR on this facility was 2.0%;
- 2.75% per annum for the Refinancing B Facility; and
- 2.25% per annum reducing on the basis of the ratchet applicable to the Refinancing A Facility for the Working Capital Facility. At December 31, 2001, the margin applied to LIBOR on this facility was 2.0%.

Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The commitment fees on the Working Capital Facility reduce in several steps to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2001, the margin applied to LIBOR in respect of commitment fees was 0.625%. Default interest is payable at the applicable interest rate plus 1% per annum.

Security and Guarantees

Premier Financing's obligations under the Senior Credit Facility are required to be guaranteed by each of the material operating subsidiaries of Premier. Each charging subsidiary has granted security over substantially all of its assets, including English law fixed charges over material properties, bank accounts, insurances, debts and shares and a floating charge over all of its other undertakings and assets. Certain limited material subsidiaries incorporated outside of England and Wales have given similar security.

Covenants

The Senior Credit Facility requires Premier Financing to observe certain covenants, including covenants relating to delivery of financial statements, insurances, notification of any default or any occurrence which could be reasonably expected to have a material adverse effect, consents and authorisations being maintained, compliance with environmental laws, notification of material litigation and labour disputes, access to books and records, uses of proceeds, filing of tax returns, pension schemes, the provision of guarantees and security from subsidiaries. euro compliance, intellectual property rights and hedge transactions.

The Senior Credit Facility requires Premier Financing to comply with certain negative covenants, including covenants relating to negative pledges, borrowed money, guarantees, disposals, operating leases, change of accounting reference date or accounting policy, identity of auditors, equity yield and intercompany loan payments, reduction of capital, loans and credit, intra-group contracts and arrangements, distributions, share capital, disposals, acquisitions and joint ventures, amendments to documents, change in business, merger and amalgamation, shareholders' meetings and constitutive documents, acquisitions and joint ventures and new subsidiaries. Certain categories of permitted payment may be made as exceptions to the restrictions on dividends and intercompany loan payments including payment of interest on the Notes.

In addition, the Senior Credit Facility requires Premier Financing to comply with specified ratios and tests, including EBITDA/total interest expense, total net debt/EBITDA, fixed charge coverage ratio and maximum capital expenditure.

There are caps on permitted budgeted capital expenditure for each financial year with the right to carry forward any surplus of budgeted capital expenditures up to a maximum surplus amount of one third of the previous year's budget for use within the first six months of the following financial year.

Maturity and Amortisation

Term Loan Facilities. The Refinancing A Facility will be repaid in semi-annual instalments commencing on June 30, 2000, with the final maturity on June 30, 2006.

The Refinancing B facility will be repaid in two instalments with 50% repayable on December 31, 2006 and the balance repayable on June 30, 2007.

Repayments on these facilities in excess of the original amortisation schedule are applied pro rata over the remaining repayments

Working Capital Advances. The Working Capital Facility (and all other facilities made available thereunder) will cease to be available on June 30, 2006.

Subordination Deed

The Subordination Deed provides for restrictions on Premier taking certain actions in relation to the Notes. In particular, Premier may not receive payments to pay principal on the Notes or any prepayment, redemption, defeasance or purchase of principal on the Notes or certain indemnities until the Senior Credit Facility has been paid in full.

16. Provisions for Liabilities and Charges

	Deferred tax £m	Unfunded pension liabilities and post retirement benefits £m	Restructuring and other provisions £m	Total £m
At January 1, 2001	0.6	0.8	4.3	5.7
Utilised	-	(0.2)	(3.1)	(3.3)
Charged	-	-	1.8	1.8
At December 31, 2001	0.6	0.6	3.0	4.2

Restructuring provisions represent the liability in respect of further restructuring to that commenced during 1999, together with restructuring that has been commenced as a result of the sale of Horizon Biscuits. Of the £3.0m balance at the end of the year, £1.8m represents the costs still to be incurred in relation to the integration of Premier Brands France, Premier's French biscuit distribution company, into Materne, Premier's French preserves and compote manufacturing and selling operation. The costs comprise anticipated payments arising from the reorganisation of distribution and logistics arrangements.

The provision for unfunded pension liabilities and post retirement benefits represents the liability in respect of pension obligations in Premier's continental European operations where no funded plans are in operation.

The full potential liability for deferred tax is as follows:

	2000		2001	
	Amount provided £m	Full potential liability £m	Amount Provided £m	Full Potential Liability £m
Accelerated tax depreciation	0.6	10.3	0.6	4.6
Other timing differences	-	6.4	-	3.1
	0.6	16.7	0.6	7.7

The potential liability for tax on capital gains which might arise if Premier's revalued properties were to be sold at their book value, and no advantage taken of rollover relief, is estimated to be £1.2m (2000: £1.2m).

Deferred tax has not been provided in respect of liabilities which might arise on the distribution of unappropriated profits of overseas entities.

17. Share Capital and Reserves

	2000 £m	2001 £m
Authorised		
100,000,000 £1 ordinary shares (2000: 70,000,000 £1 ordinary shares)	70.0	100.0
Issued and fully paid		
83,701,200 £1 ordinary shares (2000: 60,050,000 £1 ordinary shares)	60.0	83.7

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Premier International Foods plc was incorporated on May 12, 1999 with an authorised and issued share capital of 50,000 £1 ordinary shares. On October 29, 1999, a further 69,950,000 ordinary shares of £1 each were authorised, of which 60,000,000 were issued in consideration for the purchase from Hillsdown of the companies, with the exception of Premier Financing, that comprise Premier International Foods plc Group. Premier authorised a further 10,000,000 and issued a further 16,151,200 shares on June 29, 2001 for a consideration of £16,151,200 and authorised a further 20,000,000 and issued a further 7,500,000 shares on December 11, 2001 for a consideration of £7,500,000.

	Share Capital	Share Premium	Revaluation Reserve	Profit and Loss Account	Total Capital & Reserves
	£m	£m	£m	£m	£m
At January 1, 2001	60.0	623.2	4.1	(894.9)	(207.6)
Movements in the year:					
Retained loss for the financial year	-	-	-	(28.2)	(28.2)
Share capital issued	23.7	-	-	-	23.7
Goodwill transferred to the profit and loss account in respect of disposed businesses	-	-	-	53.0	53.0
Revaluation reserve realised	-	-	(0.1)	0.1	-
Exchange movements	-	-	-	(1.1)	(1.1)
At December 31, 2001	83.7	623.2	4.0	(871.1)	(160.2)

18. Acquisitions and disposals

The net assets acquired and consideration paid in respect of the acquisitions of the canned foods, pickles and sauces businesses of Stratford on Avon Foods Limited in April 2001, the "Lift" instant lemon tea business in September 2001, the "Nelsons of Aintree" preserves manufacturing business in October 2001 and Horberry & Baker Limited in March 2000 were as follows:

	2000	2001
	£m	£m
Assets acquired:		
Intangible assets	-	7.5
Fixed Assets	0.2	9.2
Current Assets		
Stocks	-	10.7
Trade Debtors	0.6	5.6
Other Debtors	-	0.3
Creditors due in less than 1 year		
Trade Creditors	(0.4)	(6.8)
Other Creditors	(0.1)	(0.6)
Creditors due after more than 1 year	-	(0.2)
Total Capital Employed	0.3	25.7
Consideration		
Cash	0.6	28.7
Debt net of cash acquired	-	0.8
Total consideration	0.6	29.5
Goodwill arising	0.3	3.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The canned foods, pickles and sauces businesses of Stratford on Avon Foods Limited contributed £19.9m to Premier's turnover and £1.5m to Premier's operating profit in 2001.

The "Lift" instant lemon tea business contributed £1.2m to Premier's turnover and £0.5m to Premier's operating profit in 2001.

The "Nelsons of Aintree" preserves manufacturing business contributed £6.0m to Premier's turnover and £0.2m to Premier's operating profit in 2001.

The net assets disposed and consideration received in respect of Horizon Biscuits Limited and FE Barber Limited ("Kingsland Wines & Spirits") which were disposed of in 2001, were as follows:

	2001 £m
Assets disposed:	
Fixed assets	(47.8)
Current assets	
Stocks	(23.5)
Trade debtors	(41.6)
Other debtors	(11.4)
Tax	(0.9)
Creditors less than 1 year	
Creditors	28.1
Other creditors	18.7
Total capital employed	(78.4)
Cash consideration	101.8
Goodwill previously written off to reserves	(53.0)
Loss on sale	(29.6)

19. Commitments and Contingencies

Commitments to make operating lease payments during the next financial year were as follows:

	Land & Buildings		Plant & Machinery	
	2000 £m	2001 £m	2000 £m	2001 £m
On leases expiring:				
Within 1 year	0.4	0.6	3.0	2.0
Between 2 and 5 years	1.4	0.5	5.2	1.5
After 5 years	0.7	0.7	-	-
	2.5	1.8	8.2	3.5

Contingent liabilities

Premier is subject to certain legal claims incidental to its operations. In the opinion of the directors, after taking appropriate legal advice, these claims are not expected to have, either individually or in aggregate, a material adverse effect upon the group's financial position.

20. Financial instruments

Risk management

The funding interest rate and foreign exchange risks are managed by the Treasury Committee, which is a sub-committee appointed by the Board. Day to day management of treasury activities is performed by the group treasury department. The framework for management of these risks is set down in the Senior Credit Facility Agreement and in the Treasury Policies and Procedures manual.

The main risks arising from Premier's financial transactions are interest rate risk, liquidity risk and foreign currency risk. The policies towards these risks are documented and are reviewed on a regular basis by the Treasury Committee.

Premier also enters into contracts with suppliers for its principal raw materials, some of which are considered commodities. However, as these contracts are part of Premier's normal purchasing activities and always result in actual delivery, commodity risk arising from these contracts is not considered material.

Interest rate risk

Premier borrows principally in pounds sterling and US dollars at both fixed and floating rates of interest. Premier actively monitors its interest rate exposure since the high level of gearing makes its profitability sensitive to movements in interest rates. However, the minimum interest rate hedging that must be in place is governed by the hedging strategy letter, which forms part of the £302.3m Senior Credit Facility Agreement. Premier makes use of a variety of derivative instruments including interest rate swaps, collars and caps to hedge its interest rate exposure. The mixture of instruments used to hedge its exposure however is determined by the conditions of its credit facility agreement and discussions with its lending group. The Senior Credit Facility Agreement requires Premier to hedge a minimum of 50% of its senior debt, which currently amounts to £177.3m. Premier currently has hedging in place for £100.0m until January 2003. In addition, Premier has entered into a coupon swap to fix the cash flows on its US$200m high yield debt issue which has the effect of converting the interest payments into fixed rate sterling.

Liquidity risk

Premier has negotiated facilities with its bankers that provide sufficient headroom to ensure liquidity and continuity of funding. It therefore has sufficient unutilised banking facilities and reserve borrowing capacity. Premier tends to have significant fluctuations in its short term borrowing position due to seasonal factors; however, the revolving credit facilities are set at a level sufficient to meet its projected peak borrowing requirements.

Foreign exchange risks

Premier reports its financial statements in pounds sterling and trades in several non-sterling currencies. Its trading transactions are therefore subject to the effect of movements in these currencies. Such exposures arise from sales or purchases in currencies other than the unit's functional currency. Management of these transaction exposures is decentralised and subsidiary companies manage their exposures within the terms of the Treasury Policies and Procedures. This requires subsidiaries to hedge committed foreign currency transaction exposure above certain levels. It is Premier's policy to hedge exposure using forward foreign currency exchange contracts, currency borrowings/investments and currency options. Again, this is monitored by the Treasury Committee. Although Premier generates some of its profits in non-sterling currencies and has assets in non-sterling jurisdictions the translation exposure resulting from these profits and overseas net assets is not considered material and is currently not hedged. This matter is reviewed regularly by members of the Treasury Committee.

Credit risk

Potential concentrations of credit risk to the group consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high credit, quality financial institutions. Trade receivables are due principally from major European grocery retailers. Furthermore, it is Premier's policy to insure all third party trade debt. Premier does not consider there to be any significant concentration of credit risk at December 31, 2001.

Interest rate and currency profile	**Sterling £m**	**US Dollar £m**	**Euro £m**	**Other £m**	**Total £m**
2001					
Financial assets					
Floating rate	20.8	1.6	4.9	-	27.3
Cash and deposits	20.8	1.6	4.9	-	27.3
2000					
Financial assets					
Floating rate	1.3	9.7	14.9	0.3	26.2
Cash and deposits	1.3	9.7	14.9	0.3	26.2

The financial assets all have maturities of less than one year and are all at floating rates.

	Sterling £m	**US Dollar £m**	**Euro £m**	**Other £m**	**Total £m**
2001					
Financial liabilities					
Floating rate	(119.0)	-	(1.1)	-	(120.1)
Fixed rate	(265.9)	-	-	-	(265.9)
Borrowings	(384.9)	-	(1.1)	-	(386.0)
Fixed rate weighted average interest rate	10.9%				
Fixed rate weighted average years to maturity	2.31				
2000					
Financial liabilities					
Floating rate	(229.5)	(0.9)	(5.5)	-	(235.9)
Fixed rate	(261.2)	-	-	-	(261.2)
Borrowings	(490.7)	(0.9)	(5.5)	-	(497.1)
Fixed rate weighted average interest rate	10.9%				
Fixed rate weighted average years to maturity	3.1				

The interest rates applicable to the Notes and Refinancing and Working Capital Facilities are detailed in Note 15. The analysis of average interest rates and years to maturity on fixed rate debt is after adjusting for interest rate swaps. Exposure to movements in interest rates and years to maturity on fixed rate debt is after adjusting for interest rate swaps. Exposure to movements in interest rates is further protected by interest rate caps and interest rate collars amounting to £88.5m bringing the total amount of interest rate hedging to £354.4m. The hedging currently in place on the senior debt is operative until January 2002 but has been extended to January 2003. Premier has an interest free loan of £7.6m from an affiliated party.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Maturity of financial liabilities

	2000				2001			
	Debt	Capitalised debt issuance costs	Finance leases	Total	Debt	Capitalised debt issuance costs	Finance leases	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Within 1 year or on demand	23.1	(5.4)	0.9	18.6	14.2	(4.1)	0.1	10.2
Between:								
1 and 2 years	25.1	(4.8)	0.1	20.4	18.0	(3.9)	0.1	14.2
2 and 3 years	30.0	(4.4)	0.1	25.7	22.5	(2.6)	-	19.9
3 and 4 years	35.1	(3.0)	-	32.1	31.5	(1.2)	-	30.3
4 and 5 years	45.0	(1.5)	-	43.5	71.6	(0.7)	-	70.9
Over 5 years	357.8	(1.0)	-	356.8	240.6	(0.1)	-	240.5
	516.1	(20.1)	1.1	497.1	398.4	(12.6)	0.2	386.0

Currency analysis of financial assets and liabilities

The table below shows Premier's currency exposures that give rise to net currency gains and losses that are recognised in the consolidated profit and loss account for the year ended December 31, 2001. Such exposures comprise monetary assets/liabilities that are not denominated in the functional currency of the subsidiary involved.

The amounts shown below are after taking into account the effect of forward exchange contracts and other derivative instruments entered into to manage these exposures.

Net foreign currency assets / (liabilities)

	2000				2001			
	Functional currency of group operation				Functional currency of group operation			
	Sterling	Euro	Other	Total	Sterling	Euro	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Sterling	-	0.5	(1.5)	(1.0)	-	(0.1)	-	(0.1)
Euro	21.2	-	-	21.2	14.6	-	-	14.6
US Dollar	(113.4)	-	-	(113.4)	(117.8)	-	-	(117.8)
Greek Drachma	0.3	-	-	0.3	0.1	-	-	0.1
Swiss Franc	(0.3)	-	-	(0.3)	(0.2)	-	-	(0.2)
	(92.2)	0.5	(1.5)	(93.2)	(103.3)	(0.1)	-	(103.4)

Undrawn committed borrowing facilities

Expiring in less than 1 year	-	-
Expiring in more than 1 but less than 2 years	-	-
Expiring in more than 2 years	85.3	106.7
As at December 31	85.3	106.7

The above undrawn facilities form part of the group's overall working capital lines, which bear interest at floating rates and are committed until June 30, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Fair value of financial assets and liabilities

Set out below is a comparison of book and fair values of all Premier's financial instruments by category:

	2000 Book value £m	2000 Fair value £m	2001 Book value £m	2001 Fair value £m
Financial instruments held or issued to finance Premier's operations:				
Short term borrowings and current portion of long term borrowings	(23.1)	(23.1)	(14.2)	(14.2)
Long term borrowings	(493.0)	(492.4)	(384.2)	(387.9)
Other financial liabilities	(1.1)	(1.1)	(0.2)	(0.2)
Cash deposits	26.2	26.2	27.3	27.3

Fair values for the Notes, which have been included within long term borrowings, have been based on current market values.

Financial instruments held or issued to manage Premier's interest rate or currency profile are set out below:

	2000 Nominal value £m	2000 Fair value £m	2001 Nominal value £m	2001 Fair value £m
Interest rate swaps	-	(0.4)	-	(0.5)
Cross currency swaps	-	3.5	-	5.2
Foreign exchange contracts	(27.6)	(27.7)	(32.7)	(31.9)

The fair values of foreign exchange contracts and interest rate swap agreements have been calculated on a mark to market basis. All commodity contracts are settled by physical delivery and are not held for trading purposes. There are no significant gains or losses on hedges at December 31, 2001 expected to be shown in the income statement for December 31, 2002.

The analysis of financial instruments in this note excludes short term debtors and creditors as permitted under FRS 13.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

21. Principal Subsidiary Undertakings

The following represent the principal undertakings of Premier at December 31, 2001. Percentages indicate ownership of the undertakings' ordinary share capital by Premier, directly or indirectly. Details of the country of incorporation and principal operations and the main activity of each undertaking are also given. All undertakings shown are included in the consolidated financial statements.

Subsidiary Undertakings	Country of incorporation or registration and principal operations	Business	% Owned
Financing			
Premier Financing Limited	England & Wales	Financing	100
Canning, Preserves and Potatoes			
Boin Confitures	France	Preserve and fruit compote manufacturing	100
Chivers Hartley Limited	England & Wales	Preserve and pickle manufacturing	100
HL Foods Limited	England & Wales	Food canning and processing	100
Jonker Fris	Netherlands	Food canning and processing	100
Materne SA	France	Preserve and fruit compote manufacturing	100
MBM Produce Limited	England & Wales	Potato processing and grading	100
Biscuits and Beverages			
Premier Brands (UK) Limited	England & Wales	Hot and cold beverages manufacturing	100
Premier Brands France SA	France	Beverage and food distribution	100

22. Certain Relationships and Related Party Transactions

The following related party relationships and transactions have been disclosed because of their material nature to the operations of Premier. Other transactions with entities within the Hillsdown Group are not disclosed as permitted by FRS 8 "Related party disclosures".

Monitoring and Oversight Agreement

In 1999, Premier entered into a 10-year agreement (the "Monitoring and Oversight Agreement") with Hicks Muse pursuant to which Premier will pay Hicks Muse an annual fee of £1.2m for providing oversight and monitoring services to Premier. The annual fee is adjustable at the end of each fiscal year to an amount equal to one-tenth of one percent of Premier's budgeted consolidated net sales, but in no event may the fee be less than £1.1m. In addition, Premier has agreed to indemnify Hicks Muse and its shareholders and their respective directors, officers, agents, employees and affiliates from and against all claims, actions, proceedings, demands, liabilities, damages, judgements, assessments, losses and costs, including fees and expenses, arising out of or in connection with the services rendered by Hicks Muse under the Monitoring and Oversight Agreement. The Monitoring and Oversight Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisers. In management's opinion, the fees provided for under the Monitoring and Oversight Agreement reasonably reflects the benefits received and to be received by Premier.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Financial Advisory Agreement

In 1999, Premier and Hicks Muse entered into an agreement ("the Financial Advisory Agreement") pursuant to which Hicks Muse received a cash financial advisory fee of £9.6m from Premier upon the closing of the Transaction as compensation for its services as financial advisor for the Transactions. Hicks Muse will also be entitled to receive a fee equal to 1.5% of the transaction value for each add-on transaction. The Financial Advisory Agreement makes available to Premier the resources of Hicks Muse concerning a variety of financial and operational matters. The services that have been and will continue to be provided by Hicks Muse could not otherwise be obtained by Premier without the addition of personnel or the engagement of outside professional advisors. In management's opinion, the fees provided for under the Financial Advisory Agreement reasonably reflect the benefits received and to be received by Premier. Premier paid £0.4m in 2001 (2000: £nil, 1999: £9.6m) to Hicks Muse under the Financial Advisory Agreement.

Golden Share

A Golden Share has been issued by Premier Financing with voting rights which entitles the holder of the Golden Share to block the passing of resolutions for the winding-up or administration of Premier Financing or resolutions approving other matters that would constitute a breach of the Senior Credit Facility. These voting rights attaching to the Golden Share will lapse upon a payment default in respect of the Notes continuing unremedied and unwaived for a period of 180 days. The Golden Share is held by an affiliate of Hicks Muse which will agree with the lenders under the Senior Credit Facility as to the exercise of the voting rights of the Golden Share.

Hillsdown Holdings Limited management charge

In 1999, 2000 and 2001, Premier was recharged £1.7m, £0.9m and £0.2m, respectively, by Hillsdown Holdings Limited in respect of the shared administrative functions. The decrease in the recharge to Premier by Hillsdown is primarily the result of Premier incurring costs directly that previously would have been incurred by Hillsdown and recharged.

HMTF Poultry Limited

Premier has borrowed £7.6m from HMTF Poultry Limited, an affiliated company. This loan is interest free and repayable in full on December 31, 2006.

FRS 8 "Related Party Disclosures"

The company is a wholly owned subsidiary undertaking of Hillsdown Holdings Limited which prepares consolidated financial statements made available for public disclosure. In accordance with the exemptions available to such undertakings under the Financial Reporting Standard No 8, no other disclosure of related party transactions with group companies has been made in these financial statements.

23. Parent Undertakings

The company's ultimate parent undertaking is HMTF Premier Limited, a company incorporated in the Cayman Islands. The company's immediate parent undertaking is Hillsdown Holdings Limited, a company incorporated in England and Wales and which owns 100% of Premier's issued share capital.

The consolidated financial statements of Hillsdown Holdings Limited are available for inspection at that company's registered office which is at 28 The Green, Kings Norton, Birmingham, B38 8SD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

24. Summary of Differences Between United Kingdom and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which differ in certain material respects from generally accepted accounting principles in the United States ("US GAAP"). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP.

The following is a summary of the material adjustments to the consolidated profit on ordinary activities after taxation and consolidated shareholder's deficit that would have been required in applying the significant differences between UK and US GAAP.

Reconciliation of consolidated profit and loss accounts

		Year ended December 31, 1999 £m	2000 £m	2001 £m
Consolidated loss on ordinary activities after taxation as reported under UK GAAP		(32.6)	(7.8)	(28.2)
US GAAP adjustments:				
Goodwill amortisation	(a)	(19.2)	(7.1)	(5.9)
Pensions	(b)	7.0	3.4	5.2
Deferred taxation	(c)	1.4	(0.9)	(0.7)
Derivative financial instruments	(d)	-	-	2.5
Goodwill transferred to the profit and loss account in respect of disposed businesses	(a)	-	-	49.0
Pension prepayment asset in respect of disposed businesses	(b)	-	-	10.0
Deferred tax liability in respect of disposed businesses	(c)	-	-	6.1
Net US GAAP adjustments		(10.8)	(4.6)	38.0
Tax effect of net US GAAP adjustments		(2.1)	(1.0)	(2.3)
Consolidated net income / (loss) under US GAAP before cumulative effect of change in accounting principle		(45.5)	(13.4)	35.7
Cumulative effect of change in accounting principle, net of £0.9m tax	(d)	-	-	2.1
Consolidated net income / (loss) in accordance with US GAAP		(45.5)	(13.4)	37.8

Reconciliation of consolidated shareholder's deficit

		2000 £m	2001 £m
Consolidated shareholder's deficit as reported under UK GAAP		(207.6)	(160.2)
US GAAP adjustments:			
Goodwill	(a)	266.3	213.3
Accumulated amortisation of goodwill	(a)	(232.8)	(189.7)
Pensions	(b)	13.2	28.4
Deferred taxation	(c)	(22.3)	(20.1)
Derivative financial instruments	(d)	-	5.5
Revaluation of fixed assets	(e)	(4.1)	(4.0)
Net US GAAP adjustments		20.3	33.4
Consolidated shareholder's deficit as reported under US GAAP		(187.3)	(126.8)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Rollforward analysis of consolidated shareholders funds / (deficit)

		1999 £m	2000 £m	2001 £m
Balance in accordance with US GAAP at January 1		173.7	(172.9)	(187.3)
UK GAAP loss for the financial year		(32.6)	(7.8)	(28.2)
Other recognised gains and losses		(4.7)	(1.2)	(1.1)
Issue of share capital		-	-	23.7
Cash outflow to fund the Transaction		(298.1)	-	-
Other movements resulting from the Transaction		(3.2)	-	-
US GAAP adjustments				
Goodwill amortisation	(a)	(19.2)	(7.1)	(5.9)
Goodwill transferred to the profit and loss account in respect of disposed businesses		-	-	49.0
Pensions	(b)	7.0	3.4	15.2
Deferred taxation	(c)	1.4	(1.9)	2.2
Derivative financial instruments	(d)	-	-	5.5
Revaluation of fixed assets	(e)	-	0.2	0.1
Fixed asset investments	(f)	2.8	-	-
Balance in accordance with US GAAP at December 31		(172.9)	(187.3)	(126.8)

A summary of the principal differences and additional disclosures applicable to Premier are set out below:

(a) Goodwill

Both UK GAAP and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition, with the difference between the consideration and the fair value of the identifiable net assets recorded as goodwill.

Under UK GAAP, goodwill arising on acquisitions made on or before December 31, 1997 has been written off directly to reserves in the year of acquisition. If a subsidiary or a business has been subsequently sold or closed, previously written-off goodwill that resulted from the initial acquisition has been taken into account in determining the gain or loss on sale or closure. Goodwill that arises on acquisitions subsequent to December 31, 1997, following the introduction of FRS 10, has been capitalised and amortised over its estimated useful life, which has been estimated at 20 years.

Under US GAAP, goodwill arising on acquisitions made on or before December 31, 1997 has been capitalised as an intangible asset and amortised over its estimated useful life. Goodwill arising on acquisitions made on or after July 1, 2001 has been capitalised and will not be amortised but will be tested at least annually for impairment.

Horizon Biscuits Limited was disposed of in 2001 and goodwill of £53.0m which had been written off directly to reserves was written back through the profit and loss account in accordance with UK GAAP. Under US GAAP, this goodwill had been capitalised and amortised and the net book value of goodwill remaining in respect of Horizon Biscuits Limited at the date of disposal was £4.0m. The US GAAP adjustment, therefore to the UK GAAP profit and loss on disposal in respect of goodwill was the goodwill previously amortised under US GAAP of £49.0m.

(h) Pensions

Under UK GAAP, the cost of providing pension benefits should be expensed over the average expected service lives of eligible employees in accordance with the provisions of SSAP 24.

Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 87, which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under SFAS No. 87, part of the surplus which represents the excess plan assets over plan obligations has been recognised in the balance sheet, with the remainder of the unrecognised surplus and the unrecognised gains and losses spread over the employees' remaining service lifetimes. The pension benefit obligation is calculated by using a projected unit credit method. Actuarial gains or losses within a 10% "corridor" have not been recognised.

The net assets under UK GAAP of Horizon Biscuits Limited, which was disposed of in the year included a pension prepayment asset of £10.0m. No asset was included in the net assets under US GAAP disposed of. The US GAAP adjustment, therefore to the UK GAAP profit and loss on disposal in respect of pension assets was £10.0m.

The components of net periodic pension cost for all Premier sponsored defined benefit pension plans were as follows:

Components of pension cost

	1999 £m	2000 £m	2001 £m
Service cost	9.0	7.7	3.9
Recognised actuarial loss	-	-	-
Interest cost	12.8	15.2	12.8
Expected return on plan assets	(21.1)	(21.2)	(18.2)
Amortisation of prior service cost	-	-	-
Amortisation of transition obligation	(1.7)	(1.7)	(1.7)
Net periodic pension cost	(1.0)	-	(3.2)

The funded status under US GAAP for Premier sponsored defined benefit pension plans is as follows:

Funded status

	2000 £m	2001 £m
Projected benefit obligation	(246.1)	(215.1)
Fair value of plan assets	290.2	212.6
Funded status	44.1	(2.5)
Unrecognised net actuarial profit / (loss)	(3.1)	45.0
Unrecognised transition asset	(5.0)	(3.3)
Unrecognised prior service cost	-	-
Net asset recognised	36.0	39.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Amounts recognised in respect of Premier's pension obligations for Premier sponsored defined benefit pension plans in the consolidated balance sheets consist of the following:

	2000 £m	2001 £m
Prepaid pension expense	36.0	39.2
Net asset recognised	36.0	39.2

Changes in the benefit obligation and plan assets of Premier sponsored defined benefit pension plans during the year were as follows:

	2000 £m	2001 £m
Benefit obligation at January 1	257.2	246.1
Service cost	7.7	3.9
Interest cost	15.2	12.8
Employee contributions	3.4	1.8
Benefit payments	(15.1)	(15.2)
Actuarial losses/(gains)	(17.5)	7.4
Sale of biscuit businesses	-	(40.1)
Sale of Barber Springdale	(1.8)	-
Payment of part of Terranova transfer	(3.0)	(1.6)
Benefit obligation at December 31	246.1	215.1

Changes in plan assets for Premier sponsored defined benefit pension plans were as follows:

	2000 £m	2001 £m
Fair value of plan assets at January 1	308.4	290.2
Actual return on plan assets	(5.1)	(19.4)
Employer contributions	3.4	0.0
Employee contributions	3.4	1.8
Benefit payments	(15.1)	(15.2)
Payment of biscuit transfer	-	(42.8)
Sale of Barber Springdale	(1.8)	-
Payment of part of Terranova transfer	(3.0)	(2.0)
Fair value of plan assets at December 31	290.2	212.6

The weighted-average assumptions used at December 31 to determine pension cost for Premier's defined benefit pension plans were as follows:

	1999 %	2000 %	2001 %
Discount rate	6.0	6.0	6.0
Expected long-term return on plan assets	7.5	7.0	7.0
Expected rate of increase in compensation levels	4.0	3.0	3.0
Expected rate of increase of pensions	1.5	2.0	2.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(c) Deferred taxation

Under UK GAAP, a provision is recorded for deferred taxation under the partial liability method to the extent that such taxation is expected to crystallise within the foreseeable future. This means that the full potential liability is not necessarily provided. Additionally, deferred tax assets are recognised only when they are expected to be recoverable within the foreseeable future.

Under US GAAP, deferred taxation is provided for on a full liability basis. Under the full liability method, deferred tax assets or liabilities are recognised for differences between the financial and tax basis of assets and liabilities and for tax loss carry forwards at the statutory rate at each reporting date. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realised.

The loss on disposal of Horizon Biscuits Limited, which was disposed of in 2001, was calculated under UK GAAP on net assets including a deferred tax liability calculated on the partial provision basis. Under US GAAP, the net assets disposed of would include a deferred tax asset or liability calculated on the full provision basis. The difference of £6.1m between the deferred tax liability as calculated under UK GAAP and US GAAP is therefore recorded as a decrease to the loss on disposal of Horizon Biscuits Limited as recorded under UK GAAP.

Classification of Premier's tax liabilities and assets under US GAAP is as follows:

	2000 £m	2001 £m
Deferred tax liabilities:		
Accelerated tax depreciation	10.3	4.6
Rollover relief	2.4	2.8
Derivative financial instruments	-	1.7
Pensions	10.8	11.7
Total deferred tax liabilities	23.5	20.8
Deferred tax assets:		
Provisions	(0.6)	(0.1)
Net deferred taxation under US GAAP	22.9	20.7

Premier's effective rate reconciliation is as follows:

	Year ended December 31		
	1999 %	2000 %	2001 %
UK statutory tax rate	30.2	30.0	30.0
Goodwill	(16.2)	(21.9)	(7.8)
Derivative financial instruments	-	-	7.3
Non allowable exceptional items	(40.0)	(16.8)	(40.3)
Other non allowable items	(2.7)	(36.5)	(0.6)
Pension	5.9	9.8	4.3
Effect of tax rate changes	1.7	0.5	-
Prior period adjustment	-	(2.5)	(1.1)
Effective tax rate under US GAAP	(21.1)%	(37.4)%	(8.2)%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Total tax expense is as follows:

	Year ended December 31		
	1999	**2000**	**2001**
	£m	**£m**	**£m**
UK GAAP:			
Current tax expense	6.7	1.7	0.6
Deferred tax expense	2.3	-	-
Total tax expense	9.0	1.7	0.6
US GAAP:			
Current tax expense	6.7	1.7	0.6
Deferred tax expense	0.9	1.9	3.9
Total tax expense	7.6	3.6	4.5

(d) Derivative financial instruments

The Group's derivative financial instruments include interest rate swaps, cross currency swaps and foreign exchange contracts. Under UK GAAP, Premier has recorded its derivative financial instruments off-balance sheet as at December 31, 2001 and 2000. Premier has recorded payments arising from interest rate derivatives in the profit and loss account along with the related interest payments on its net debts according to the accrual method. Premier records currency derivatives relating to net cash flows in the profit and loss account as such cash flows are received or paid; any unrealised gains or losses are deferred at reporting period end.

Under US GAAP, prior to the adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), Premier had designated its currency derivatives and interest rate derivatives as hedges of specific underlying assets and liabilities. Accordingly, these derivatives had also been recorded using the accrual method under US GAAP.

On January 1, 2001, the Group adopted SFAS 133, as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group. The Group has not designated any of its derivatives as qualifying hedge instruments under SFAS 133 and, accordingly, has recorded a cumulative effect of adopting SFAS 133 at January 1, 2001 of £2.1 million, net of tax. The Group has not subsequently designated any of its derivatives as qualifying hedge instruments under SFAS 133, such that gains and losses related to the fair value adjustment of all derivative instruments are classified in the consolidated statement of income and cash flows in accordance with the earnings treatment of the hedged transaction. A summary of movements in fair value is summarised below.

	2000	**2001**	**Movement**
	£m	**£m**	**£m**
Fair value adjustment profit			
Interest rate swaps	(0.4)	(0.5)	(0.1)
Cross currency swaps	3.5	5.2	1.7
Foreign exchange contracts	(0.1)	0.8	0.9
Fair value adjustment profit	3.0	5.5	2.5
Less tax at 30%	(0.9)	(1.7)	(0.8)
Fair value adjustment profit net of tax at 30%	2.1	3.8	1.7

The movement on the fair value of the interest rate swaps and cross currency swaps has been recognised as interest income as these products are used to hedge future interest payments in pounds sterling and US dollars. The movement on the fair value of the foreign exchange contracts has been recognised as an adjustment to cost of sales as these contracts are solely used to hedge raw material purchases.

The Group has also evaluated its existing contracts for "embedded" derivatives, and has considered whether any embedded derivatives would have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. No significant embedded derivatives were noted as a result of this exercise.

Fair value of financial instruments

The following methods and assumptions were used in estimating the indicated fair values of financial instruments:

Cash and Cash Equivalents: The carrying amount approximates fair value because of the short maturity of these instruments.

Receivables (other than trade receivables): The fair values are estimated based on one of the following methods: (i) quoted market prices; (ii) current rates for similar issues; (iii) recent transactions for similar issues; or (iv) present value of expected future cash flows.

Short-term debt: The fair value is estimated based on current rates offered for similar debt.

Premier uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. Premier is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative or trading purposes.

Under UK GAAP, Premier records interest rate derivatives relating to interest payments on its net debts in the profit and loss account along with the interest payments on net debts according to the accrual method. Premier records currency derivatives relating to net cash flows in the profit and loss account as such cash flows are received or paid; any unrealised gains or losses are deferred at reporting period end. Under US GAAP, currency derivatives and interest rate derivatives are designated as hedges of specific underlying assets and liabilities. Accordingly, these derivatives have also been recorded using the accrual method under US GAAP.

(e) Revaluation of fixed assets

Under UK GAAP, certain tangible fixed assets have been revalued so that their carrying value is equivalent to their current market value at that date, as determined by an independent appraiser. Revaluation amounts are recorded to both tangible fixed assets and reserves and are reduced by accumulated depreciation as appropriate. Under US GAAP, tangible fixed assets are carried at cost. Accordingly, revaluation reserves net of accumulated depreciation have been reclassified to long-term assets and related depreciation amounts recorded in the profit and loss account.

(f) Fixed asset investments

During 1998, Premier purchased shares of Hillsdown on the open market to satisfy stock options granted under the executive share option scheme. Under UK GAAP, Premier recognised £2.8m as fixed asset investments. Under US GAAP, such purchases of shares intended for the exercise of stock options by option holders are recognised by a decrease in shareholders' equity as treasury stock. During 1999, these shares were cancelled in connection with the Transaction.

(g) Stock compensation

During the year ended December 31, 2000, Hillsdown approved a new share option scheme, which included in its terms the ability to grant share options to certain employees of Premier. Certain share options granted under this scheme are subject to future performance criteria. The options follow a graded vesting schedule, in that a third of the shares granted vest at each fiscal year end following the grant date. For share options subject to performance criteria, if such criteria are not met, the unvested shares pertaining to that year lapse permanently. Options can be exercised at any point after vesting, up to ten years after the grant date. Hillsdown has the ability to repurchase the shares at their fair value after the options are exercised.

Share option activity on share options granted to Premier employees for the years ended December 31, 2000 and December 31, 2001 was as follows:

	Number of shares under option	
	2000	2001
Outstanding at January 1,	-	5,421,284
Granted	6,030,140	-
Lapsed	(608,856)	(2,792,902)
Outstanding at December 31,	5,421,284	2,628,382
Exercisable at December 31,	1,401,191	1,538,192

The weighted average exercise price of all options granted, lapsed and outstanding in both 2000 and 2001 was £1.46.

Share options granted include 321,094 share options that are subject to future performance criteria. The weighted-average contractual life of options outstanding at December 31, 2001 was 8.5 years. Hillsdown's management estimates that the grant date fair value of Hillsdown's shares did not exceed £1.46.

No compensation cost has been recognised for this scheme under UK GAAP as the share options have been granted by Hillsdown Holdings Limited. No compensation cost has been recognised for this scheme under US GAAP as the grant date fair value of the options was estimated to be less than the exercise price. Also, compensation cost has not been recognised under US GAAP for options subject to future performance criteria as it was not considered probable that the future performance criteria would be met as of December 31, 2001. Premier's reported net loss during 2001 under US GAAP would not have been materially affected had compensation expense for the share options granted been determined based upon the fair value at the grant date for options under this scheme, consistent with the methodology prescribed under SFAS No 123, *Accounting for Stock Based Compensation*. This result is not necessarily indicative of compensation that may be recognised in future years under US GAAP in respect of these options.

(h) Other disclosures required by US GAAP

Cash flow information

Under UK GAAP, Premier's cash flow statements are presented in accordance with UK Financial Reporting Standard No. 1, as revised ("FRS 1"). These statements present substantially the same information as is required under Statement of Financial Accounting Standards No. 95, in accordance with US GAAP. Differences between the two presentations are outlined below.

Under UK GAAP, Premier's "cash flow" comprises of increases or decreases in "cash", which comprises cash balances less amounts repayable on demand and overdrafts. Cash flow is defined differently under US GAAP. For purposes of presenting cash flow information in accordance with US GAAP, cash flow represents increases or decreases in "cash and cash equivalents", which include short term, highly liquid investments with original maturities of less than 90 days, and exclude overdrafts.

Under UK GAAP, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investment; acquisitions and disposals; equity dividends paid; and management of liquid resources and financing. US GAAP requires the classification of cash flows resulting from operating, investing and financing activities.

Cash flows under UK GAAP in respect of interest received, interest paid, investment income and taxation are included within operating activities under US GAAP. Also, under US GAAP, capital expenditures and financial investment and cash flows from acquisitions and disposals are included within investing activities. Equity dividends paid and management of liquid resources are included within financing activities.

A summary of Premier's operating, investing and financing activities, classified in accordance with US GAAP, follows:

	1999 £m	2000 £m	2001 £m
Net cash provided by operating activities	34.3	30.7	40.1
Net cash provided by / (used in) investing activities	(8.0)	(24.5)	59.5
Net cash used in financing activities	(109.4)	(37.8)	(98.5)
Net increase / (decrease) in cash and cash equivalents	(83.1)	(31.6)	1.1
Cash and cash equivalents under US GAAP, beginning of year	140.9	57.8	26.2
Cash and cash equivalents under US GAAP, end of year	57.8	26.2	27.3

Restructuring costs

During the year ended December 31, 1999, Premier recorded a restructuring charge of £39.2m related to factory closures and severance provisions. The severance plan related to employees at Premier's Moreton factory and the Forfar and North Walsham sites of HL Foods, together with the integration of administration functions at HL Foods' head office site at Long Sutton and Chivers Hartley's head office site at Histon. This restructuring together with capital expenditure driven efficiencies resulted in the severance of approximately 75 administration and 700 manufacturing positions in Premier's canning and preserves businesses and 150 administration and 400 manufacturing positions in Premier's beverages and biscuits businesses.

For the year ended December 31, 2000, a restructuring charge of £2.3m relates to the relocation of Premier's French biscuits distribution operation, which has been retained following the disposal of Horizon Biscuits. The restructuring charge covers the redundancy of approximately 25 sales and administration staff, the termination of sales agency contracts and distribution contracts.

For the year ended December 31, 2001, the restructuring charge of £12.2m relates to the (i) integration of the administration functions of Premier Brands with those of HL Foods and Chivers Hartley. The charge includes the redundancy costs of approximately 165 administration staff; (ii) the relocation of the manufacturing facilities of Stratford on Avon Foods Limited to our existing sites at Long Sutton and Bury St Edmunds. The charge includes the redundancy costs of approximately 130 production and administration staff; and (iii) further costs from the relocation of Premier's French biscuits distribution operation, which has been retained following the disposal of Horizon Biscuits. The £1.8m restructuring provision at December 31, 2001, represents the costs still to be incurred in relation to the integration of Premier Brands France, Premier's French biscuit distribution company, into Materne, Premier's French preserves and compote manufacturing and selling operation. The costs comprise anticipated payments arising from the reorganisation of distribution and logistics arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Lease commitments

The following is a summary of future minimum lease payments for all leases with terms greater than one year:

	Operating Leases £m	Finance Leases £m
Fiscal year ending December 31.		
2002	5.3	0.3
2003	3.8	0.1
2004	1.8	-
2005	1.1	-
2006	0.8	-
Thereafter	3.5	-
Total future minimum lease payments	16.3	0.4
Less amount representing interest		(0.2)
Present value of net minimum lease payments		0.2
Less current maturities		(0.1)
Long term obligation		0.1

Total rent expense on operating leases was £6.0m (2000: £8.4m, 1999: £9.3m).

Comprehensive income

Comprehensive income is defined as the change in net assets of a business enterprise arising from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during the reporting period except those resulting from investments by owners and distributions to owners. The disclosures required for comprehensive income under US GAAP are substantially similar to those presented in the Statement of Total Recognised Gains and Losses as prepared under UK GAAP.

Allowance for doubtful receivables	1999 £m	2000 £m	2001 £m
Balance at January 1	1.0	1.0	0.8
Acquisitions / (disposals)	-	-	0.2
Charged to costs and expenses	0.2	0.3	0.6
Deductions	(0.2)	(0.5)	(0.1)
Balance at December 31	1.0	0.8	1.5

Inventory obsolescence provision	1999 £m	2000 £m	2001 £m
Balance at January 1	2.8	4.6	5.5
Charged to costs and expenses	4.2	2.6	6.3
Deductions	(2.4)	(1.7)	(1.8)
Balance at December 31	4.6	5.5	10.0

Advertising expense

Costs associated with advertising are expensed in the year incurred. Premier incurred £3.9m of advertising expenses during 2001 (2000: £6.9m, 1999: £6.6m).

Excise taxes

Premier was charged and in turn collected £3.6m (2000: £102.1m, 1999: £79.1m) of excise taxes during 2001. The decrease in excise taxes charged and in turn collected is due to the sale of FE Barber Limited in January 2001, which was the principal subsidiary of Premier which charged and collected excise taxes.

Long lived assets analysed by geographical region		**Long Lived Assets**	
	1999	**2000**	**2001**
	£m	**£m**	**£m**
By geographic region:			
United Kingdom	144.5	142.2	103.2
Mainland Europe	11.9	12.6	12.8
	156.4	154.8	116.0

The long lived assets detailed above are presented under US GAAP accounting standards and exclude the revaluation permitted under UK GAAP accounting standards.

Related party transaction

Citadel, a subsidiary of Hillsdown, provides Premier with insurance services. Premier paid Citadel insurance premium payments for the years ended December 31, 2001, 2000 and 1999 of £0.5m, £0.6m and £1.2m respectively.

Pro forma results of operations

The following unaudited pro forma information presents the results of operations of the Premier, giving pro forma effect to the following transactions as if they had occurred as of January 1, 2000: (i) SonA; (ii) Lift; and (iii) Nelsons.

Pro forma results of acquisitions	**Year ended December 31,**	
	2000	**2001**
	£m	**£m**
Net sales	1,085.3	868.8
Operating profit	73.0	64.3

The results shown should not be considered indicative of what the results of Premier would have been had the acquisitions taken place at January 1, 2000, nor should they be considered indicative of future results.

Other classification differences

Consolidated profit and loss accounts

Under UK GAAP, discontinued operations are recorded when material and separable operations are sold either during the year or by the earlier of the finalisation of the annual accounts or three months subsequent to year-end. Discontinued operations are disclosed separately within the financial statements and related notes thereto and prior year comparative figures are restated to reflect the discontinuance. Under US GAAP, disposals of businesses that do not constitute separate business segments are not accounted for as discontinued operations, and are recorded and disclosed as asset sales within continuing operations.

Under UK GAAP, items classified as exceptional do not meet the definition of "extraordinary" under US GAAP, and accordingly are classified as operating expenses or non-operating expenses as appropriate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Under UK GAAP, shipping and handling costs are included in selling and distribution costs. Under US GAAP, shipping and handling costs are included in cost of sales.

Consolidated balance sheets

Under UK GAAP, Premier classifies non-current receivables due later than one year as current assets. Non-current receivables are classified as non-current assets under US GAAP.

Under UK GAAP, debt issuance costs are netted against the related debt balances and are amortised over the term of the underlying debt. Under US GAAP, debt issuance costs are capitalised as assets on the balance sheet, separate from the related debt, and are amortised over the term of the underlying debt.

Recently issued accounting standards

United Kingdom

FRS 19, 'Deferred tax'

FRS 19 introduces a form of 'full' provision for accounting for deferred tax (called the "incremental liability" approach) that replaces the 'partial' provision method in SSAP 15. Deferred tax should be provided on timing differences that have originated but not reversed by the balance sheet date, but only when the entity has an obligation to pay more tax in the future as a result of the reversal of those timing differences.

Premier will implement FRS 19 with effect from January 1, 2002.

United States

SFAS No. 141 and SFAS No. 142

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, *Business Combinations* ("SFAS 141"). The Statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. Premier has adopted SFAS 141 on accounting for the acquisitions of Lift and Nelsons, which were completed in September 2001 and October 2001 respectively.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). The Statement is effective for Premier's fiscal year beginning January 1, 2002. FAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives not be amortized. Reporting units must be identified for the purpose of assessing potential future impairments of goodwill. The assessment of whether goodwill has been impaired must be performed at least annually. Intangible assets with finite useful lives will continue to be amortized over their estimated useful lives. However, the forty-year limitation on the amortization period of intangible assets that have indefinite lives has been removed.

SFAS 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, a company has six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss (measured as of the beginning of the year of adoption), if any, and must be completed by the end of the company's fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process, which compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year.

Premier will adopt the provisions of SFAS 142 with effect from January 1, 2002. At December 31, 2001, Premier had unamortized goodwill of £33.5m under US GAAP, which will be subject to the transition provisions of SFAS 142. Amortization expense under US GAAP related to goodwill was £5.9m, £7.1m and £19.2m for the years ended December 31, 2001, 2000 and 1999, respectively. Because of the extensive effort needed to comply with adopting SFAS 142, it is not practicable to reasonably estimate the impact of adopting SFAS 142 on Premier's financial statements, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principles.

SFAS No. 143

FASB Statement No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" ("SFAS 143"), was issued in July 2001. This standard will be effective for Premier's fiscal year beginning January 1, 2003 and provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. Premier has not completed its evaluation of the impact of SFAS No. 143 on the Group's results of operations, financial position, or liquidity.

SFAS No. 144

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). The objectives of SFAS 144 are to address issues relating to the implementation of FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement will be effective for Premier's fiscal year beginning January 1, 2002, and generally, its provisions are to be applied prospectively. Premier is currently evaluating the impact of this statement on the its results of operations, financial position, or liquidity.

SELECTED HISTORICAL COMBINED AND CONSOLIDATED FINANCIAL DATA

We have prepared the following selected historical combined and consolidated financial data as of and for each of the five years in the period ended December 31, 2001. The selected consolidated historical financial data as of and for the years ended December 31, 1999, December 31, 2000 and December 31, 2001 are derived from our historical financial statements included elsewhere in this report, which have been audited by PricewaterhouseCoopers, independent Chartered Accountants. The selected historical combined financial data as of and for the two years in the two year period ended December 31, 1998 are derived from our historical financial statements not included in this report, which were previously audited by KPMG Audit Plc, independent Chartered Accountants.

The audited historical combined and consolidated financial statements of Premier have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. The principal differences between UK GAAP and US GAAP are summarized in Note 24 to our audited historical consolidated financial statements included elsewhere in this report.

You should read the following information in conjunction with the discussion of our operating results and liquidity and capital resources included in the section entitled "Operating and Financial Review and Prospects" and our audited historical consolidated financial statements and the related notes thereto included elsewhere in this report.

Premier International Foods plc

SELECTED HISTORICAL COMBINED AND CONSOLIDATED FINANCIAL DATA

	1997	1998	1999	2000	2001	2001(1)
	In millions except for EBITDA margin					
Profit and Loss Data:						
Amounts in accordance with UK GAAP:						
Turnover						
Continuing	£ 735.9	£ 800.9	£ 854.3	£ 818.5	£ 845.2	$1,229.2
Discontinued	315.1	289.3	234.8	215.1	4.1	6.0
Subtotal	£1,051.0	£1,090.2	£1,089.1	£1,033.6	£ 849.3	$1,235.2
Operating profit (before operating exceptional items) (2)						
Continuing	£ 48.6	£ 46.4	£ 54.7	£ 60.1	£ 64.3	$ 93.5
Discontinued	9.9	11.9	9.4	9.1	(0.8)	1.2
Subtotal	£ 58.5	£ 58.3	£ 64.1	£ 69.2	£ 63.5	$ 94.7
Profit/(loss)	£ 33.1	£ 29.1	(£ 32.6)	(£ 7.8)	(£ 28.2)	($ 41.0)
Amounts in accordance with US GAAP:						
Net sales		£1,090.2	£1,089.1	£1,033.6	£ 849.3	$1,235.2
Income / (loss) from operations (3)		25.2	(8.0)	59.7	87.0	126.5
Net income / (loss)		£ 2.0	(£ 45.5)	(£ 13.4)	£ 37.8	$ 55.0
Other Financial Data:						
Amounts in accordance with UK GAAP:						
EBITDA (4)	£ 81.5	£ 81.5	£ 87.7	£ 91.5	£ 82.1	$ 119.4
EBITDA margin (5)	7.8%	7.5%	8.1%	8.9%	9.7%	9.7%
Depreciation and amortization	£ 23.2	£ 23.2	£ 23.6	£ 22.3	£ 18.6	$ 27.0
Capital expenditure (6)	24.1	44.1	23.0	26.5	20.1	29.2
Amounts in accordance with US GAAP:						
EBITDA (4)		£ 84.1	£ 94.7	£ 94.9	£ 88.2	$ 128.3
EBITDA margin (5)		7.7%	8.7%	9.2%	10.4%	10.4%
Depreciation and amortization		£ 51.4	£ 42.8	£ 29.4	£ 24.5	$ 35.6
Capital expenditure (6)		44.1	23.0	26.5	20.1	29.2
Balance Sheet Data (at end of period):						
Amounts in accordance with UK GAAP:						
Total assets	£ 638.9	£ 679.1	£ 557.2	£ 516.3	£ 419.3	$ 609.8
Intercompany borrowings	260.4	317.0	-	-	-	-
Net combined assets	180.0	140.0	n/a	N/a	n/a	n/a
Shareholder's deficit	n/a	n/a	(198.6)	(207.6)	(160.2)	($ 233.0)
Amounts in accordance with US GAAP:						
Total assets		£ 734.6	£ 603.3	£ 579.0	£ 472.8	$ 687.6
Intercompany borrowings		317.0	-	-	-	-
Net combined assets		173.7	n/a	n/a	n/a	n/a
Shareholder's deficit		n/a	(172.9)	(187.3)	(126.8)	($ 184.4)

See accompanying notes on the following pages.

SELECTED HISTORICAL COMBINED AND CONSOLIDATED FINANCIAL DATA

(1) Amounts have been translated for convenience at the noon buying rate on December 31, 2001 of $1.4543 to £1.00.

(2) Aggregate UK GAAP exceptional items include both operating and non-operating exceptional items. See Note 3 to the audited historical consolidated financial statements of Premier for further information on operating and non-operating exceptional items for each of 1999, 2000 and 2001.

(3) The following table reconciles operating profit in accordance with UK GAAP to income / (loss) from operations in accordance with US GAAP:

	Year Ended December 31,		
	1999	2000	2001
		(in millions)	
Operating profit (before operating exceptional items) in accordance with UK GAAP	£ 64.1	£ 69.2	£ 63.5
Operating exceptional items as defined under UK GAAP	(52.4)	(1.6)	(12.2)
Loss on sale of discontinued operations under UK GAAP	(7.5)	(4.2)	(29.6)
US GAAP adjustments:			
Pension costs	7.0	3.4	5.2
Amortization of goodwill	(19.2)	(7.1)	(5.9)
Derivative financial instruments	-	-	0.9
Adjustments to UK GAAP loss on sale of discontinued operations	-	-	65.1
Income / (loss) from operations in accordance with US GAAP	£ (8.0)	£ 59.7	£ 87.0

(4) As presented herein, EBITDA represents, for UK GAAP presentation purposes, operating profit before both operating and non-operating exceptional items and depreciation and amortization of intangible assets and pension prepayments. EBITDA, as calculated for US GAAP presentation purposes, represents the sum of earnings from all operations, in each case before related net interest expense, taxation expense, depreciation, amortization of intangible assets and pension prepayments and all items identified as exceptional items (both operating and non-operating exceptional items) under UK GAAP. Although none of such exceptional items would represent extraordinary items under US GAAP, our management believes that such exceptional items are non-recurring. EBITDA is not a measurement of operating performance calculated in accordance with US GAAP or UK GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by US GAAP or UK GAAP, or as a measure of profitability or liquidity. EBITDA does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA may not be indicative of our historical operating results and is not meant to be a prediction of our future results. Because all companies do not calculate EBITDA identically, the presentation of EBITDA contained herein may not be comparable to similarly entitled measures of other companies.

SELECTED HISTORICAL COMBINED AND CONSOLIDATED FINANCIAL DATA

The following table reconciles EBITDA presented under UK GAAP to EBITDA presented under US GAAP:

	Year Ended December 31,		
	1999	2000	2001
		(in millions)	
EBITDA presented under UK GAAP	£ 87.7	£ 91.5	£ 82.1
US GAAP adjustments:			
Derivative financial instruments	-	-	0.9
Pension costs	7.0	3.4	5.2
EBITDA presented under US GAAP	£ 94.7	£ 94.9	88.2

(5) As presented herein, EBITDA margin represents, for UK GAAP presentation purposes, EBITDA divided by turnover from both continuing and discontinued operations. EBITDA margin as calculated for US GAAP presentation purposes represents EBITDA divided by turnover. EBITDA margin is not a measure of operating performance calculated in accordance with US GAAP or UK GAAP, and should not be considered as a substitute for operating income, profit after taxes or cash flows from operating activities, as determined by US GAAP or UK GAAP, or as a measure of profitability or liquidity. EBITDA margin does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA margin may not be indicative of the historical operating results of Premier and is not meant to be a prediction of potential future results. Because all companies do not calculate EBITDA margin identically, the presentation of EBITDA margin contained herein may not be comparable to similarly entitled measures of other companies.

(6) Capital expenditure comprises the cash expenditure for the purchase of tangible fixed assets, together with capital lease funds applied to capital expenditure. Capital expenditure in 1998 includes £14.0 million for the purchase of the freehold estate of one of our major sites from a related company of Hillsdown.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The following is a discussion of our financial condition and consolidated results of operations for 1999, 2000 and 2001, and of the significant factors affecting them. You should read the following discussion in conjunction with the "Selected Historical Combined and Consolidated Financial Data" and our audited consolidated historical financial statements and the related notes thereto included elsewhere in this report. You should note that our financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. The most significant differences between UK GAAP and US GAAP are described in Note 24 to our consolidated financial statements included in this report.

Overview

We manufacture and market grocery products for the retail grocery and food service markets in four principal product types: (i) canned foods, pickles and sauces; (ii) beverages; (iii) preserves; and (iv) potatoes. Until January 2001, when we disposed of our biscuits operations, we also manufactured and marketed biscuits and cookies. Our products are sold under both private label and our popular brand names, which include *HP* canned foods, *Typhoo* tea, *Cadbury's* chocolate drink mixes, *Marvel* milk powdered creamer, *Chivers* and *Hartley's* preserves and *Materne* jam. We also operate a potato packing and trading business. Until February 2001, when we disposed of our wines and spirits operations, we also had a private label wines and spirits bottling business.

Significant Factors Affecting Our Operating Results

Acquisitions, Disposals and Restructuring

We have historically pursued a strategy of both internal and external growth. As a result, we have made a number of acquisitions, dispositions and restructurings which have affected our results of operations during the past three years. The following is a summary of our key acquisitions, dispositions and internal restructurings that we have undertaken since January 1, 1999.

- In March 1999, we disposed of Holco BV, our mushroom-canning business in the Netherlands, for £24.0 million.
- In April 1999, we acquired Jonker Fris BV ("Jonker Fris"), a Dutch canning and bottling business, for £5.8 million.
- In May 1999, we acquired Boin Confitures S.A. ("Boin"), a French preserve/compote business, for £10.4 million. During 2000, we consolidated our jam manufacturing at our Boin facility and our compote manufacturing at our Materne facility.
- In June 1999, we, together with Hillsdown's furniture and poultry businesses, were acquired by Hicks Muse for £919.2 million. As part of the acquisition, Hillsdown undertook a reorganization in which it transferred its furniture and poultry businesses to other entities controlled by Hicks Muse and recapitalised Premier as a stand-alone grocery business for £683.2 million. The recapitalisation was funded from (i) £330.7 million of borrowings under the Senior Credit Facility, (ii) £197.5 million of proceeds from the issuance of the Notes and (iii) £236.0 million equity investments made by Hicks Muse.

- Following our acquisition in 1999, we embarked on a significant restructuring program to improve the efficiency of our operations and reduce our cost base. We combined our main grocery products operating divisions into a single operation. In connection with the restructuring, we incurred a restructuring charge of £37.5 million relating to the closure of our Forfar canning factory, the 'mothballing' of a significant portion of our North Walsham canning factory and a headcount reduction program both in direct and administrative labor. Following the sale of our biscuit operations in January 2001, we further rationalised our administrative functions, incurring a further charge of £4.5 million.

- In November 1999, we disposed of Chivers Ireland Limited, our preserve manufacturing business in the Republic of Ireland, for £5.2 million. We used the net proceeds to prepay the scheduled amortization payment of £5.0 million due in June 2000 under the Senior Credit Facility.

- In January 2001, we sold our biscuits operations to Eubisco Limited, an affiliate of ours, for £92.0 million, but retained our French biscuits distribution business. Eubisco Limited was formed by Hicks Muse in connection with its acquisition of Burton's Gold Medal Biscuits from Associated British Foods in October 2000. We used the proceeds from the sale to reduce the balance due under our Senior Credit Facility.

- In February 2001, we sold FE Barber Limited, our wines and spirits subsidiary for £10.9 million. We used the proceeds from the sale to reduce the balance due under our Senior Credit Facility.

- In April 2001, we acquired the canned foods, pickles and sauces business of Stratford on Avon Foods Limited ("SonA"), for £12.9 million. This business has been integrated into our existing canned foods, pickles and sauces operations.

- In September 2001, we acquired the 'Lift' instant lemon tea business ("Lift") for £8.3 million. This business has been integrated into our existing beverages operations.

- In October 2001, we acquired the assets and trade of Nelson's of Aintree Limited ("Nelsons"), a company manufacturing sweet preserves for £7.5 million. This business is being integrated into our existing preserves operations.

Currency Fluctuation

Although over 85% of our business is conducted in the United Kingdom, we have operations in France and the Netherlands. We source raw materials from countries around the world and export our products to various countries. Therefore, our financial position and results of operations are subject to both currency transaction risk and currency translation risk.

Our operating subsidiaries incur currency transaction risk whenever they enter into either a purchase or sales transaction using a currency other than that in which they regularly operate and incur their expenses. We enter into forward currency contracts to hedge against our exposure to foreign currency exchange rate fluctuations in the purchase of raw materials and in our export business. As of December 31, 2001 we had £32.7 million nominal value of forward currency contracts, cross currency swaps and interest rate swaps, with an aggregate unrealized net gain of £5.5 million on those instruments at that date.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

With respect to currency translation risk, the financial condition and results of operations of our non-UK businesses are measured and recorded in the relevant domestic currency of the jurisdiction in which the business is located and then translated into pounds sterling for inclusion in our consolidated financial statements. The pound sterling appreciated against the euro by 12.9% during 1999 and had a negative impact on our sales and operating profit as reported in pounds sterling. The exchange rate has remained comparatively stable during 2000 and 2001.

Industry Factors

Our financial condition and results of operation are also influenced by industry trends. In recent years, there has been increased consolidation among the major grocery retailers in the United Kingdom as well as in continental Europe. In 1998, two of the major retail food chains in the United Kingdom, Somerfield and KwikSave, merged. In addition, Wal-Mart entered the UK market through its 1999 acquisition of ASDA, one of the UK's largest grocery retailers. In continental Europe, two major grocery retailers, Carrefour and Promodes, merged in 1999 to create the largest retailer in France. This consolidation has increased price competition among suppliers to the major retail food chains, and may ultimately lead to greater consolidation among such suppliers. As a result, grocery retailers and manufacturers frequently engage in pricing campaigns such as "Everyday Low Price" and "Buy One/Get One Free" in order to promote their products and gain market share. These campaigns have generally lowered our margins by increasing our short-term promotion costs, but this effect is partially offset by the additional sales made as a result of these campaigns. While we believe that our relationships with our retail customers are strong, the continuation of the trend of consolidation could have a material adverse impact on our results of operations.

Seasonality

Historically, our sales have been higher during the first and fourth quarters than during the second and third quarters. Within our canned foods business, consumer demand tends to be higher in the colder months of the year, with increased sales during the autumn and winter and lower sales during the spring and summer. Our hot chocolate and malted drinks business is affected by seasonal changes in temperature, with sales usually declining during the warm summer months. We generally have a significant increase in sales by our preserves, pickles and sauces business during the pre-Christmas period. In addition, our working capital requirements are affected by the seasonal nature of our sales and production as a portion of our seasonal canned products is packed during the months from July to September.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As a result of the seasonality of our sales, the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year. The sales of our principal product groups (excluding potatoes) in the four fiscal quarters of 2001 are shown in the table below:

	Fiscal Year Ended December 31, 2001				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
			(in £ millions)		
Sales					
Canned foods, pickles and sauces (i)	85.8	85.4	79.5	91.8	342.5
Beverages (ii)	46.6	41.1	41.4	45.3	174.4
Preserves (iii)	32.7	31.9	30.9	32.3	127.8
	165.1	158.4	151.8	169.4	644.7
Acquisitions					27.1
Potatoes (iv)					157.3
Other					16.1
Turnover from continuing operations					845.2

(i) Excluding sales from SonA of £19.9 million.

(ii) Excluding sales from Lift of £1.2 million.

(iii) Excluding sales from Nelsons of £6.0 million.

(iv) Potatoes are excluded from the seasonality table as the value of our potato sales is principally dependent on the price at which potatoes are traded in the commodity markets, which is principally dependent on the quality and size of the UK potato harvest, which can vary significantly from year to year.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

The following table summarises our operating results before operating exceptional items for each of 1999, 2000 and 2001. The table has been derived from and should be read in conjunction with our audited consolidated historical financial statements and the related notes included elsewhere in this report. The results of operations for 1999, 2000 and 2001 presented below have been restated to reflect the disposal of our biscuits and wines and spirits operations in the first quarter of 2001.

	Year Ended December 31,					
	1999	% of total sales	2000	% of total sales	2001	% of total sales
	(in £ millions except for percentage data)					
Sales						
Continuing operations						
Canned foods, pickles and sauces	321.6	29.5	337.6	32.7	362.4	42.7
Beverages	223.3	20.5	193.8	18.8	175.6	20.7
Preserves	143.5	13.2	135.0	13.0	133.8	15.7
Potatoes	135.6	12.5	132.5	12.8	157.3	18.5
Other	30.3	2.8	19.6	1.9	16.1	1.9
Total continuing operations	854.3	78.5	818.5	79.2	845.2	99.5
Discontinued operations						
Biscuits and cookies	160.4	14.7	159.6	15.4	-	-
Wines and spirits	56.5	5.2	52.7	5.1	1.9	0.2
Holco, Chivers Ireland and Others	17.9	1.6	2.8	0.3	2.2	0.3
Total discontinued operations	234.8	21.5	215.1	20.8	4.1	0.5
Total sales	1,089.1	100.0	1,033.6	100.0	849.3	100.0
Cost of sales	(837.5)	(76.9)	(788.8)	(76.3)	(660.9)	(77.8)
Gross profit	251.6	23.1	244.8	23.7	188.4	22.2
Selling and distribution	(151.1)	(13.9)	(142.9)	(13.8)	(98.1)	(11.5)
Administration costs	(36.4)	(3.3)	(32.7)	(3.2)	(26.8)	(3.2)
Operating profit before operating exceptional items	64.1	5.9	69.2	6.7	63.5	7.5

The following table analyses our sales by geographical origin and geographical market for each of 1999, 2000 and 2001. The table has been derived from and should be read in conjunction with our audited consolidated historical financial statements and the related notes included elsewhere in this report.

	Turnover by geographical origin			Turnover by geographical market		
	1999	2000	2001	1999	2000	2001
	£m	£m	£m	£m	£m	£m
United Kingdom	724.1	694.9	723.4	698.2	681.9	712.3
Mainland Europe	130.2	123.6	121.8	148.1	129.3	124.4
Other countries	-	-	-	8.0	7.3	8.5
Continuing operations	854.3	818.5	845.2	854.3	818.5	845.2
Discontinued operations	234.8	215.1	4.1	234.8	215.1	4.1
Total	1,089.1	1,033.6	849.3	1,089.1	1,033.6	849.3

"Sales" is the value of sales, excluding transactions with or between wholly owned subsidiaries, after deductions of sales rebates, value added tax and other sales related taxes. Sales are recognized upon receipt of confirmation that the goods shipped have been accepted by the customer, where the sales price is fixed and collectability is reasonably assured. Sales is also referred to as "Turnover" in the audited consolidated historical financial statements and accompanying notes included elsewhere in this report. We derive our sales principally from selling canned foods, beverages, preserves, pickles and sauces and potatoes. Our principal geographic markets are the United Kingdom, which accounted for approximately 81.7%, 83.3% and 84.3% and France, which accounted for 12.8%, 11.1% and 10.1% of the sales of our continuing operations in 1999, 2000 and 2001, respectively. Sales of our own branded products and private label products represented approximately 38% and 49%, respectively of our 2001 sales. The remaining sales principally comprised food service and sales of commodity products.

"Cost of sales" consists of costs directly attributable to manufacturing, including raw materials, packaging, labour, energy, other utilities and overhead costs attributable to the manufacturing processes and factories. Principal raw materials we use include tea, sugar, vegetables, fruit and cocoa. Manufacturing overheads include plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

"Selling and distribution expenses" consist of selling costs, which include advertising, direct and indirect marketing, costs of promotions and labor and overhead costs attributable to the sales function. Our promotional costs include, among other things, discounts we give to retailers in connection with product-specific promotions. Distribution costs include freight, warehousing, labor and overhead costs attributable to the distribution function.

The division of our products into branded and private label makes the comparison of gross profit after marketing expenses the principal measurement tool to determine the profitability of our product lines. This is because the higher sales value of branded products yields higher gross margins but the branded products require significant marketing expenditure. Therefore, to be able to compare similar branded and private label products it is necessary to deduct the marketing expenditure incurred in supporting the branded products.

"Administrative expenses" comprise labour and costs directly attributable to the finance, human resources, procurement, information technology and general management functions.

"Net interest expense" principally comprises interest paid on our Notes, our Senior Credit Facility and overdrafts less interest receivable on cash deposits. Also included in our interest expense are the amortization of the capitalized debt issuance costs and exchange gains or losses on our US dollar-denominated Notes.

"Tax" principally comprises income taxes to which we are subject in the various countries in which we have operations. We attempt to minimise the tax payable in each jurisdiction by using appropriate tax strategies. Our current high level of leverage (and hence interest payable) reduces our tax payable on our operating profit. Our tax payable is likely to increase as we repay our debt under the Senior Credit Facility and hence reduce our net interest payable.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Continuing operations

Sales Sales from continuing operations were £845.2 million for 2001, an increase of £26.7 million, or 3.3%, as compared to sales for 2000 of £818.5 million. The increase in sales was principally due to (i) an increase of £24.8 million in the value of sales of potatoes following an increase in the market price of potatoes due to a poor UK harvest in the second half of 2000; and (ii) the acquisitions of (a) SonA in April 2001, which contributed £19.9 million of sales in 2001; (b) Lift, which contributed £1.2 million of sales in 2001; and (c) Nelsons, which contributed £6.0 million of sales in 2001. The increase in sales was offset by a reduction in tea sales of £18.2 million and a decrease in sales by our existing preserves businesses of £7.2 million.

Canned foods, pickles and sauces

Sales of canned foods, pickles and sauces were £362.4 million for 2001, an increase of £24.8 million, or 7.3%, over sales of £337.6 million for 2000. The increase in sales was primarily due to (i) a £5.2 million, or 20.5%, increase in sales by Jonker Fris (which we acquired in April 1999) as we continued to leverage the synergies available following the acquisition and (ii) sales of £19.9 million from the trade acquired from SonA.

Beverages

Sales of beverages were £175.6 million for 2001, a decrease of £18.2 million, or 9.4%, compared to sales of £193.8 for 2000. The decrease in sales was due to a reduction in both sales value and volume of branded tea as a result the repositioning of our marketing strategy in the middle of 2000 away from "Buy One Get One Free" and other deep discounting activities to net pricing by lowering the selling prices of products supported by traditional marketing programmes. The effect of the change in marketing strategy was to increase the gross profit after marketing expenses despite the reduction in overall sales and gross profit. The acquisition of Lift, which we acquired in September 2001, contributed £1.2 million in sales.

Preserves

Sales of preserves were £133.8 million for 2001, a decrease of £1.2 million, or 0.9%, as compared to sales of £135.0 million for 2000. The decrease in sales was principally due to (i) a competitive UK market which led to a £3.6 million decrease in sales by our existing UK operation, and (ii) a £3.6 million decrease in sales by our French operation due to distribution problems that arose during the integration of our French preserves and biscuits operations. This decrease was offset by sales of £6.0 million from Nelsons, which we acquired in October 2001.

Potatoes

Sales of potatoes were £157.3 million for 2001, an increase of £24.8 million or 18.7%, as compared to sales of £132.5 million for 2000. The increase arose from an average 44.0% increase in the price per tonne sold during the first half of 2001 following the poor UK potato harvest in the second half of 2000. The tonnage of potatoes sold in 2001 was 881,000 tonnes, an increase of 16,500 tonnes or 1.9% on 2000.

Other

Other sales were £16.1 million for 2001, a decrease of £3.5 million, or 17.9%, compared to £19.6 million for 2000. Other sales are sales by our French biscuits distribution operation. The decrease was due to distribution problems that arose during the integration of our French preserves and biscuits operations combined with supply problems from our UK biscuits supplier.

Discontinued Operations

Sales of wines and spirits were £1.9 million for January 2001. The wines and spirits business was sold in February 2001. The remaining £2.2 million of sales by discontinued operations in 2001 represents sales made by a non-core non-grocery business, which has been put into liquidation in March 2002.

Premier Consolidated

Gross Profit. Gross profit before operating exceptional items for our overall operations was £188.4 million for 2001, a decrease of £56.4 million, or 23.0%, compared to gross profit before operating exceptional items of £244.8 million for 2000. The principal cause of the decrease in gross profit before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. Gross margin decreased to 22.2% for 2001 from 23.7% for 2000. For continuing operations, gross profit before operating exceptional items was £188.0 million for 2001, a decrease of £10.1 million, or 5.1%, over gross profit before operating exceptional items of £198.1 million for 2000. Gross margin for continuing operations decreased from 24.2% for 2000 to 22.2% for 2001. The principal causes of the decrease in gross margin was the repositioning of our tea marketing strategy and the increase in the market price of potatoes.

Selling and Distribution Expenses. Selling and distribution expenses before operating exceptional items were £98.1 million for 2001, a decrease of £44.8 million, or 31.4%, compared to selling and distribution expenses before operating exceptional items of £142.9 million for 2000. The principal cause of the decrease in selling and distribution expenses before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. For continuing operations, selling and distribution expenses before operating exceptional items were £97.6 million for 2001, a decrease of £15.8 million, or 13.9%, over selling and distribution expenses before operating exceptional items of £113.4 million for 2000. The principal causes of the decrease in selling and distribution expenses before operating exceptional items was the repositioning of our tea marketing strategy which reduced marketing costs on tea by £19.1 million offset by an increase in marketing expenses for the other operations of £5.9 million.

Administrative Costs. Administrative costs before operating exceptional items were £26.8 million for 2001, a decrease of £5.9 million, or 18.0%, compared to administrative costs before operating exceptional items of £32.7 million for 2000. The principal cause of the decrease in administrative costs before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. For continuing businesses, administrative expenses before operating exceptional items were £26.1 million, an increase of £1.5 million, or 6.1%, over administrative expenses before operating exceptional items of £24.6 million for 2000. The principal causes of the increase were the acquisitions of the SonA and Nelsons.

Operating Profit Before Operating Exceptional Items. Operating profit before operating exceptional items was £63.5 million for 2001, a decrease of £5.7 million, or 8.2%, over operating profit before operating exceptional items of £69.2 million for 2000. The principal cause of the decrease in operating profit before operating exceptional items was the sale of our biscuit manufacturing business in January 2001 and wines and spirits business in February 2001. Operating margin increased to 7.5% for 2001 from 6.7% for 2000. For continuing businesses, operating profit before operating exceptional items was £64.3 million, an increase of £4.2 million, or 7.0%, over operating profit before operating exceptional items of £60.1 million for 2000. This improvement in operating margins reflects the reductions in selling and distribution expenses, partly offset by the decrease in gross profit, as discussed above.

Operating exceptional items. Operating exceptional items in 2001 comprise the following principal items:

- A charge of £4.5 million in relation to the transfer of administration functions from our Moreton site to our Histon and Long Sutton sites. This charge includes the redundancy costs of approximately 165 administration staff;

- A charge of £3.5 million in relation to the restructuring of production facilities, principally the integration of the SonA production facilities into our existing facilities at Long Sutton, Wisbech and Bury, and the closure and sale of the SonA site. This charge includes the redundancy costs of approximately 130 production and administration staff;

- A charge of £4.2 million in relation to the restructuring of distribution arrangements, principally relating to the integration of our French biscuits distribution operations into our French preserves operations.

Operating exceptional items in 2000 comprise the following item:

- A charge of £1.6 million relating to the further restructuring of our canned foods, pickles and sauces production facilities

Non-operating exceptional items. Non-operating exceptional items in 2001 comprise the following principal items:

- A loss on disposal of £25.5 million on the sale of our biscuits operations. This includes the write off of £53.0 million of goodwill that had previously been written off to reserves;
- A loss on disposal of our wines and spirits operations of £4.1m;
- A profit on disposal of surplus properties of £3.4 million.

Non-operating exceptional items in 2000 comprise the following principal items:

- A charge of £4.2 million which was an adjustment to the loss on disposal of subsidiaries, that were disposed of in prior years.
- A loss on disposal of surplus properties of £1.6 million.

Net Interest Payable. Net interest payable was £52.7 million for 2001, which comprised £7.5 million of amortization charges on our capitalized debt issuance costs, £3.6 million of exchange losses on the translation of the principal amount of the US dollar denominated Notes and a net £41.6 million payable on the Notes, our Senior Credit Facility and other borrowings and cash. Net interest payable was £67.9 million for 2000, which comprised £5.8 million of amortization charges on our capitalized debt issuance costs, £10.0 million of exchange losses on the translation of the principal amount of the US dollar denominated Notes and a net £52.1 million payable on the Notes, our Senior Credit Facility and other borrowings and cash. The decrease of net interest payable in 2001 on the Notes, our Senior Credit Facility and other borrowings and cash was principally due to the utilisation of the proceeds from the sales of our biscuit manufacturing and wines and spirits businesses in reducing our term debt.

Tax on profit/loss on ordinary activities. Tax on loss on ordinary activities was £0.6 million for 2001 as compared to a tax charge of £1.7 million for 2000.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Continuing operations

Sales. Sales from continuing operations were £818.5 million for 2000, a decrease of £35.8 million, or 4.2%, as compared to sales for 1999 of £854.3. The decrease in sales was due to (i) the cancellation of a number of loss-making contracts in our French biscuits distribution company, (ii) the impact of the "Every Day Low Pricing" campaigns of our major customers which resulted in general price deflation of 3% across the grocery products sector as a whole and over 10% in the tea sector and (iii) currency translation loss of £10.3 million in sales by our European subsidiaries as a result of the appreciation in pound sterling against the euro over the same period in 1999.

Canned foods, pickles and sauces

Sales of canned foods, pickles and sauces were £337.6 million for 2000, an increase of £16.0 million, or 5.0%, over sales of £321.6 million for 1999. The increase in sales was primarily due to (i) a full year's contribution from Jonker Fris (which we acquired in April 1999) which yielded an additional £6.0 million of sales and (ii) an increase in sales of £10.0 million from volume increases over a wide range of products.

Beverages

Sales of beverages were £193.8 million for 2000, a decrease of £29.5 million, or 13.2%, compared to sales of £223.3 million for 1999. The decrease in sales was due to a reduction in both sales value and volume of private-label tea as a result of the "Every Day Low Pricing" campaigns of our major customers. These campaigns eroded the price differential between branded and private label products thus encouraging consumers to switch from private label to branded tea. The decrease was also due to the repositioning of our marketing strategy away from "Buy One Get One Free" and other deep discounting activities to net pricing by lowering the selling prices of products supported by traditional marketing programmes. Our objective in changing our marketing strategy was to increase the gross profit after marketing expenses despite the reduction in overall sales and gross profit.

Preserves

Sales of preserves were £135.0 million for 2000, a decrease of £8.5 million, or 5.9%, as compared to sales of £143.5 million for 1999. The decrease in sales was principally due to (i) currency translation losses of £7.0 million in sales by Materne and Boin as a result of the appreciation in pound sterling against the euro over 1999 and (ii) general price deflation in the grocery products market. These decreases were offset by additional sales arising from the acquisition of Boin in 1999.

Potatoes

Sales of potatoes were £132.5 million for 2000, a decrease of £3.1 million or 2.3%, as compared to sales of £135.6 million for 1999. The decrease arose from an 11.0% decline in the price per tonne sold which was partially offset by a 9.8% increase in the tonnage of potatoes sold.

Other

Other sales were £19.6 million for 2000, a decrease of £10.7 million, or 35.3%, compared to £30.3 million for 1999. Other sales are sales by our French biscuits distribution operation. The decrease was a result of (i) currency translation losses of £1.6 million in sales by our French biscuits distribution company, as a result of the appreciation in pound sterling against the euro over 1999 and (ii) the cancellation of a number of loss-making contracts by our French biscuits distribution company.

Discontinued Operations

Biscuits and Cookies

Sales of biscuits and cookies were £159.6 million for the year ended December 31, 2000, a decrease of £0.8 million, or 0.5%, compared to sales of £160.4 million for the same period in 1999. The decrease in sales was primarily due to a reduction of £2.9 million in sales of private-label biscuits as a result of the "Every Day Low Pricing" campaign of our major customers, which was partially offset by an increase in sales of *Cadbury* branded biscuits due to volume and share growth of our *Fingers* branded products and products for children. We retained our French biscuit distribution company following the sale of our United Kingdom and United States biscuits operations in January 2001 (see ***Other*** above).

Other

Sales of wines and spirits were £52.7 million for 2000, a decrease of £3.8 million, or 6.7%, compared to sales of £56.5 million for 1999. The remaining £2.8 million of sales by discontinued operations in 2001 represents sales made by a non-core non-grocery business, which has been put into liquidation in March 2002.

Premier Consolidated

Gross Profit. Gross profit for our overall operations was £244.8 million for 2000, a decrease of £6.8 million, or 2.7%, compared to gross profit of £251.6 million for 1999. Gross margin increased to 23.7% for 2000 from 23.1% for 1999. Price deflation in the grocery sector reduced our gross profit by £31.5 million which was offset by purchasing and manufacturing efficiencies of £17.5 million, volume gains of £3.3 million and reductions in manufacturing overheads of £5.7 million resulting from the restructuring program commenced in 1999. For continuing operations, gross profit for continuing operations was £198.1 million, a decrease of £3.1 million, or 1.5%, over gross profit of £201.2 million for 1999. Gross margin for continuing operations increased to 24.2% for 2000 from 23.6% for 1999.

Selling and Distribution Expenses. Selling and distribution expenses were £142.9 million for 2000, a decrease of £8.2 million, or 5.4%, compared to selling and distribution expenses of £151.1 million for 1999. The decrease was primarily due to reduced distribution costs following the cost reduction initiatives initiated in 1999. Selling and distribution expenses for continuing businesses were £113.4 million, a decrease of £5.2 million, or 4.4%, over selling and distribution expenses of £118.6 million for 1999.

Administrative Costs. Administrative costs were £32.7 million for 2000, a decrease of £3.7 million, or 10.2%, compared to administrative costs of £36.4 million for 1999. This decrease principally reflects the further reduction in administrative staff that has taken place during the year with the average number of management and administrative staff reducing by 25% from 1,292 to 966. For continuing businesses, administrative expenses were £24.6 million in 2000, a decrease of £3.3 million, or 11.8%, over administrative expenses of £27.9 million for 1999.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Profit Before Operating Exceptional Items. Operating profit before operating exceptional items was £69.2 million for 2000, an increase of £5.1 million, or 8.0%, over operating profit before operating exceptional items of £64.1 million for 1999. Operating margin increased to 6.7% for 2000 from 5.9% for 1999. This improvement in operating margins reflects the reductions in selling and administrative expenses, partly offset by the decrease in gross profit, as discussed above. For continuing businesses, operating profit was £60.1 million in 2000, an increase of £5.4 million, or 9.9%, over operating profit of £54.7 million for 1999.

Operating exceptional items. Operating exceptional items in 2000 comprise the following principal items:

- A charge of £1.6 million relating to the further restructuring of our canned foods, pickles and sauces production facilities

Operating exceptional items in 1999 comprise the following item:

- A charge of £39.2 million relating to the restructuring of our UK grocery products production facilities and administration functions.
- A charge of £13.2 million in relation to fees relating to the Transaction.

Non-operating exceptional items. Non-operating exceptional items in 2000 comprise the following principal items:

- A charge of £4.2 million which was an adjustment to the loss on disposal of subsidiaries, which were disposed of in prior years.
- A loss on disposal of surplus properties of £1.6 million.

Non-operating exceptional items in 1999 comprise the following principal items:

- A charge of £5.6 million relating to the fundamental restructuring of Hillsdown that took place immediately following the transaction.
- A loss on disposal of surplus properties and the write down of production facilities of £5.1 million.
- A loss on the disposals of Hilco and Chivers Ireland of £1.9 million.

Net Interest Payable. Net interest payable was £67.9 million for 2000. This included £5.8 million of amortization charges on our capitalized debt issuance costs and £10.0 million of exchange losses on the translation of the principal amount of the US dollar denominated Notes. Net interest payable was £22.7 million for 1999, which included £2.4 million of amortization charges on our capitalised debt issuance costs. The increase of net interest payable in 2000 was due to the debt we incurred in connection with the acquisition of Hillsdown by Hicks Muse in 1999.

Tax on profit/loss on ordinary activities. Tax on profit/loss on ordinary activities was £1.7 million for 2000. Tax payable was £9.0 million for 1999. The decrease in tax payable is a result of the increase in the net interest charge in 2000.

Liquidity and Capital Resources

Our primary sources of liquidity are cash flow from operations and borrowings under our Senior Credit Facility. Approximately £106.7 million was available to us at December 31, 2001 for borrowing under the Working Capital Facility, of which up to £53.5 million may be used for guarantees and letters of credit.

Cash flow

Net cash flow from operating activities

Net cash flow generated from operating activities (cash flow before interest, capital expenditure, tax and dividends, but after working capital movements and cash flows relating to operating exceptional items) was an inflow of £81.7 million for 2001, a decrease of £8.5 million over net cash flow from operating activities of £90.2 million for 2000, and an increase of £53.0 million over net cash flow from operating activities of £28.7 million for 1999. The table below analyses the decrease in net cash flow generated from operating activities:

	2000	2001	Difference
	£m	£m	£m
Operating profit for continuing operations	60.1	64.3	4.2
Depreciation and amortisation for continuing operations	16.1	18.6	2.5
Operating cash outflow for discontinued operations	(2.7)	(0.8)	1.9
Working capital movements for continuing operations	31.9	13.1	(18.8)
Exceptional items	(15.2)	(13.5)	1.7
Net cash inflow from operating activities	90.2	81.7	(8.5)

	1999	2001	Difference
	£m	£m	£m
Operating profit for continuing operations	54.7	64.3	9.6
Depreciation and amortisation for continuing operations	17.6	18.6	1.0
Cash outflow for discontinued operations	16.4	(0.8)	(17.2)
Working capital movements for continuing operations	3.4	13.1	9.7
Exceptional items	(63.4)	(13.5)	49.9
Net cash inflow from operating activities	28.7	81.7	53.0

Historically, our cash flows from operating activities have been largely stable with variances resulting from the timing of the receipt of payment from major customers and payments to major suppliers, and from capital and other expenditures relating to the execution of our restructuring programs.

Capital expenditure and financial investment

We made capital expenditures of £20.1 million in 2001. We made capital expenditures of £26.5 million and £23.0 million in 2000 and 1999, respectively. We believe that our manufacturing facilities are generally in good condition, and as we have improved the efficiency of our manufacturing facilities with our capital expenditure programme during the three years ended December 31, 2001, capital expenditures are now expected to run in line with depreciation. We have budgeted to spend £15.8 million on capital expenditure in 2002, including £4.5 million on improving our manufacturing process. We expect to fund future capital expenditure from our operating activities and borrowings under the Senior Credit Facility. The Senior Credit Facility places a limit on permitted capital expenditure of £35.0 million for 2002 and for each year thereafter. We have the right to carry forward the excess by which the limit exceeds the actual capital expenditure, up to a maximum amount of one third of the previous year's permitted capital expenditure for use within the first six months of the following financial year.

Return on investments, servicing of finance and changes in finance

We paid net interest on our Notes, the Senior Credit Facility, overdrafts and cash balances of £40.0 million in 2001 compared to net interest paid on our Notes, the Senior Credit Facility, overdrafts and cash balances in 2000 of £55.4 million. The decrease in interest paid is principally due to the reduction in term debt. The decrease of net interest paid in 2001 was principally due to the utilisation of the proceeds from the sales of our biscuit manufacturing and wines and spirits businesses in reducing our term debt.

Upon completion of the sale of our biscuits and wines and spirits operations, we used £94.4 million of the net proceeds from the sales to pay down the Senior Credit Facility in compliance with the terms of the indenture for the Notes and the Senior Credit Facility. We retained the remaining £8.3 million of the net proceeds from the sales to fund acquisitions. In July 2001, our parent company, Hillsdown sold a freehold property for £7.5 million, the proceeds of which were contributed to Premier by way of an issue of share capital by Premier to Hillsdown. Premier used the proceeds of the share issue to pay down the Senior Credit Facility. A further £3.6 million of proceeds from asset disposals was used to pay down the Senior Credit Facility.

Premier issued a further £16.2 million of share capital to Hillsdown for £16.2 million, which was used principally to fund the acquisitions of Lift and Nelsons.

As a result, borrowings under the Senior Credit Facility at December 31, 2001 comprised £121.3 million under Refinancing A Facility and £56.0 million under Refinancing B Facility. Of the £125.0 million of Working Capital Facility, £nil was drawn at December 31, 2001 and £18.3 million was utilised for general corporate purposes. Borrowings under the Senior Credit Facility bear interest at floating rates and require interest payments on varying dates.

Refinancing A Facility is required to be repaid in semi-annual instalments with final maturity in June 2006. Refinancing B Facility is required to be repaid in two instalments with 50% repayable in December 2006 and the balance repayable in June 2007. The Working Capital Facility will cease to be available on June 30, 2006. The maturity profile of our Notes, secured credit facilities and other borrowings, is set out in the table below.

	The Notes	Refinancing A Facility	Refinancing B Facility	Other	Total
	£m	£m	£m	£m	£m
Debt maturing in:					
Less than 1 year	-	13.5	-	0.7	14.2
1 to 2 years	-	18.0	-	-	18.0
2 to 3 years	-	22.5	-	-	22.5
3 to 4 years	-	31.5	-	-	31.5
4 to 5 years	-	36.0	28.0	7.6	71.6
More than 5 years	212.4	-	28.0	0.2	240.6
	212.4	121.5	56.0	8.5	398.4

Under the Senior Credit Facility, we are required to make prepayments in full immediately upon the occurrence of certain events, including a change of control (as defined therein) or any asset sale (as defined therein). We are also required to make mandatory prepayments with the first £100.0 million and thereafter 50% of the aggregate net proceeds of any flotation (as defined therein) which does not constitute a full prepayment event and the net proceeds from disposals which are not applied in acquiring replacement assets or other assets required in the business over a six-month reinvestment period. In addition, a percentage of our excess cash flow must be applied in prepayment of the Senior Credit Facility. The percentage is initially 75% but reduces in two equal steps to 25% dependent upon the applicable total net debt to consolidated EBITDA ratio for the financial year in question.

Premier also borrowed £7.6 million from an affiliated company. This loan is unsecured, interest free and is repayable in full on December 31, 2006.

Premier International Foods plc is a holding company and does not have operations of its own. It relies on dividends and payments on its intercompany loan to Premier Financing to make payments on the principal and interest of the Notes. Premier Financing is also a holding company and does not directly conduct any business operations. Premier Financing relies on dividends and other payments from our operating subsidiaries to generate funds to fulfil its obligations under the intercompany loan. The ability of Premier Financing, the borrower of the Senior Credit Facility, to make dividends and other payments is restricted by the terms of the Senior Credit Facility and the subordination deed. Furthermore, the right of the noteholders to receive payments on the Notes is structurally subordinated to all liabilities of our subsidiaries.

While we believe that cash generated from our operations, together with available borrowings under the Senior Credit Facility, will be adequate to meet anticipated future requirements for working capital, capital expenditures and scheduled payments of principal and interest on our indebtedness for the foreseeable future, we cannot assure you that we will generate sufficient cash flow from operations or that future working capital will be available in an amount sufficient to enable us to service our debt, including the Notes, or to make necessary capital expenditures.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of our financial risk-management activities includes "forward-looking statements" that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in the value of financial instruments, whether derivative or non-derivative, as a result of fluctuations in foreign currency exchange rates and interest rates. The objective of our financial risk management strategy is to protect us against unfavorable changes in the financial markets and thus help us secure profitability. Funding and management of the financial risks are the responsibility of our treasury committee, which is a sub-committee appointed by the Board of Directors.

Under our financial policy, we use various financial instruments within specified limits to manage the primary market exposures associated with our underlying assets and liabilities, as well as with anticipated transactions. We use these instruments to reduce risk by essentially creating offsetting market exposures. These contracts are entered into with financial institutions in accordance with our treasury policies and procedures, thereby reducing the risk of credit loss. We use derivative financial instruments only for commercial purposes and financial purposes. We do not use derivative financial instruments for speculative purposes.

The following discussion contains sensitivity analyses which present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments that were held by us as of December 31, 2001 that were subject to changes in foreign currency exchange rates and interest rates. The range of sensitivities chosen for these analyses reflects our view of changes that are reasonably possible over a one-year period.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. These risks principally include country, commodity, credit and legal risks, and are not represented in the following analyses.

Foreign Currency Exchange Risk

Our policy with regard to foreign currency exchange risk is to hedge such risk using foreign currency purchase contracts, swaps, options and currency borrowing/investments. It is our policy to minimize risk to adverse movements in exchange rates by hedging the exposure at the point when it becomes a contractual obligation. We hedge all trading transaction exposures above an aggregate level of £100,000. These transaction exposures are managed by each of our subsidiary companies unless considered material to the group. These and other exposures arising from our trade in non-sterling currencies can only be hedged by a subsidiary company in agreement with group treasury and such positions are carefully monitored.

As of December 31, 2001, the contractual value and market value of our foreign currency forward purchase contracts were £32.7 million and £31.9 million, respectively.

Using a hypothetical adverse change of 10% in foreign currency exchange rates, the hypothetical loss in cash flows of derivative and non-derivative financial instruments and foreign currency denominated balance sheet positions at December 31, 2001 is estimated to be £10.3 million (2000: £9.2 million).

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Changes in our market risk exposure during 2001 primarily involved the reduction of interest rate risk due to the decrease in our debt. This exposure will decrease further following the pay down of the Senior Credit Facility with the proceeds from the sale of our biscuits and wines and spirits operations. We do not know of, nor do we expect, any significant increases in market risk exposure to be incurred in future reporting periods.

We pay interest at the following rates on our borrowings:

Borrowings	Amount outstanding at December 31, 2001	Interest rate payable per annum	Interest rate at December 31, 2001
Refinancing A Facility	£121.3 million	LIBOR plus margin	6.11%
Refinancing B Facility	£56.0 million	LIBOR plus 2.75%	6.86%
Drawn Working Capital Facility	£nil	LIBOR plus margin	6.11%
Working Capital Facility utilised for other purposes	£18.3 million	Various	Various
Unutilised Working Capital Facility	£106.7 million	0.25%-0.75%	0.625%
US$ 200 million Notes	US$200.0 million	12.0%	12.00%
£75 million Notes	£75.0 million	12.25%	12.25%

The margin applicable to the Refinancing A Facility and drawings under the Working Capital Facility is 2.25% per annum reducing on the basis of a ratchet in several steps to 1.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2001, the margin applied to LIBOR on this facility was 2.0%.

The utilisation of the Working Capital Facility for other purposes incurs fees dependent upon the purpose that the facility is used for. Commitment fees are payable at the rate of 0.75% per annum of the undrawn portion of the relevant facilities. The interest payable per annum on commitment fees on the Working Capital Facility reduce in several steps from 0.75% to 0.25% per annum dependent upon certain net debt to consolidated EBITDA ratios. At December 31, 2001, the margin applied to LIBOR in respect of commitment fees was 0.625%.

Our borrowings are principally denominated in pounds sterling and US dollars, with both fixed and floating rates of interest. We actively monitor our interest rate exposure on these borrowings, and use a variety of derivative financial instruments to hedge such exposure, including interest rate swaps, collars and caps. The nature and volume of derivative financial instruments held by us is partially determined based upon conditions set by our borrowing agreements with our lenders. The borrowing agreements require us to hedge a minimum of 50% of the interest rate exposure on our senior long-term debt.

In addition, we have entered into a coupon swap to fix the cash flows on our dollar notes, which has the effect of converting the interest payments from fixed-rate dollars into fixed-rate pounds sterling.

An estimated hypothetical negative effect of a 100 basis point (or one percent per year) increase in interest rates would result in an increase in interest costs per year of £0.8 million based on our debt position as at December 31, 2001 (2000: £2.1 million).

Credit risk

Potential concentrations of credit risk to us consist principally of cash and cash equivalents and trade receivables. Cash and cash equivalents are deposited with high credit, quality financial institutions. Trade receivables are due principally from major European grocery retailers. Furthermore, it is our policy to insure all third party trade debt. We do not consider there to be any significant concentration of credit risk at December 31, 2001.

Inflation

We do not believe that our businesses are affected by inflation to any greater extent than other businesses in our industry.

Material Differences between UK GAAP and US GAAP

UK GAAP differs in certain significant respects from US GAAP. The differences applicable to us principally relate to goodwill amortisation, pensions, deferred taxation and derivative financial instruments. A summary of the significant differences as they affect us are set out in Note 24 of the notes to our consolidated financial statements included elsewhere in this report.

Recent Accounting Pronouncements

A summary of the recent accounting standards as they affect us are set out in Note 24 of the notes to our consolidated financial statements included elsewhere in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2002

Premier International Foods plc

By: [signature]

Name: Keith Buchanan

Title: Finance Director